SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated February 6, 2020

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•                  Stock Exchange Release: Nokia Corporation Financial Report for Q4 and Full Year 2019

•                  Financial Statements Report attached to the stock exchange release

•      Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

FINANCIAL STATEMENT RELEASE February 6,2020

Nokia Corporation

Financial Statement Release
February 6, 2020 at 08:00 (CET +1)

Nokia Corporation Financial Report for Q4 and Full Year 2019

Full year 2019 non-IFRS diluted EPS of EUR 0.22 driven by strong net sales and operating margin in Q4

•                  Net cash of EUR 1.7 billion, driven by Q4 free cash flow of EUR 1.4 billion

•                  5G deal momentum continues, with 66 commercial deals and 19 live networks

•                  Strong momentum in strategic focus areas of software and enterprise

•                  Year-on-year operational improvement expected over the course of 2020

This is a summary of the Nokia Corporation financial report for Q4 and full year 2019 published today. The complete financial report for Q4 and full year 2019 with tables is available at www.nokia.com/financials. Investors should not rely on summaries of our financial reports only, but should review the complete financial reports with tables.

RAJEEV SURI, PRESIDENT AND CEO, ON Q4 AND FULL YEAR 2019 RESULTS

Nokia’s fourth quarter 2019 results were a strong end to a challenging year. We saw strength in many parts of our business in the quarter, delivered a slightly better operating profit than the same period in 2018, generated solid free cash flow, and increased our net cash balance to EUR 1.7 billion.

When I look at Nokia’s full-year 2019 performance, we saw good progress in our strategic focus areas of enterprise and software. Nokia Enterprise delivered exceedingly well on its target of double-digit sales growth, considerably outpacing the market. Nokia Software showed its long-term promise, with exceptional profitability expansion compared to 2018. In addition, IP Routing continued its remarkable momentum, gaining significant share and increasing profitability in a difficult market; and Nokia Technologies continued to generate robust profitability.

We recognize, however, that we have faced challenges in Mobile Access and in cash generation. We will have a sharp focus on these two areas over the course of 2020, which we believe to be a year of progressive improvement as the actions we have underway start to deliver results. In Mobile Access, we expect improvements to be driven by increasing shipments of our “5G Powered by ReefShark” portfolio; product cost reductions; better commercial management; and strengthened operational performance in services.

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In terms of cash generation, we have extensive operational actions underway to improve performance. As we noted in our third quarter announcement, our Board said it expects to resume dividend distributions after Nokia’s net cash position increases to approximately EUR 2 billion. Given typical cash seasonality, we would not expect to reach that level in the first three quarters of this year. Should we exceed the EUR 2 billion level after that point, the Board will assess the possibility of proposing a dividend distribution for financial year 2020.

While I believe that 2020 will present its share of challenges, I am confident that we are taking the right steps to deliver progressive improvement over the course of this year and to position us for a stronger 2021.

Q4 2019 and January-December 2019 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 13, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1- Q4’18	YoY change		Constant currency YoY change
Net sales	6 903	6 869	0%		(1)%	23 315	22 563	3%		1%
Operating profit/(loss)	803	552	45%			485	(59)
Operating margin %	11.6%	8.0%	360	bps		2.1%	(0.3)%	240	bps
EPS, diluted	0.10	0.03	233%			0.00	(0.10)
Operating profit/(loss) (non-IFRS)	1 134	1 120	1%			2 003	2 180	(8)%
Operating margin % (non-IFRS)	16.4%	16.3%	10	bps		8.6%	9.7%	(110	)bps
EPS, diluted (non-IFRS)	0.15	0.13	15%			0.22	0.23	(4)%
Net cash and current financial investments(1)	1 730	3 053	(43)%			1 730	3 053	(43)%

(1) Net cash and current financial investments does not include lease liabilities.

•                  Full year 2019 results for non-IFRS diluted EPS, non-IFRS operating margin, and recurring free cash flow were in line with our guidance.

•                  Net sales in Q4 2019 were EUR 6.9 billion, approximately flat compared to Q4 2018. On a constant currency basis, net sales decreased 1%. Excluding one-time licensing net sales in Q4 2019 and Q4 2018, net sales grew 1%, reflecting improved overall industry demand and particularly strong growth with enterprise customers, driven by increased demand for mission-critical networking solutions. In full year 2019, net sales were EUR 23.3 billion, compared to EUR 22.6 billion in full year 2018.

•                  Non-IFRS diluted EPS in Q4 2019 was EUR 0.15, compared to EUR 0.13 in Q4 2018, primarily driven by continued progress related to our cost savings program, which resulted in lower operating expenses across Networks, Nokia Software and Nokia Technologies. This was partially offset by lower gross profit, particularly in Mobile Access within Networks. In full

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year 2019, Nokia’s non-IFRS diluted EPS was EUR 0.22, compared to EUR 0.23 in full year 2018.

•                  Reported diluted EPS in Q4 2019 was EUR 0.10, compared to EUR 0.03 in Q4 2018, primarily driven by continued progress related to our cost savings program, lower transaction and integration costs, a net positive fluctuation in financial income and expenses, lower income taxes and a net positive fluctuation in other income and expenses. This was partially offset by lower gross profit, primarily due to our business performance. In full year 2019, on a reported basis, Nokia generated a profit of EUR 18 million and a diluted EPS of EUR 0.00, compared to a loss of EUR 549 million and a diluted EPS of negative EUR 0.10 in full year 2018.

•                  In Q4 2019, net cash and current financial investments increased sequentially by approximately EUR 1.4 billion, resulting in a net cash balance of approximately EUR 1.7 billion.

DIVIDEND

Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. The Annual General Meeting held on May 21, 2019, authorized the Board of Directors to resolve an aggregate maximum annual distribution of EUR 0.20 per share to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. Under this authorization, the Board resolved to distribute the first and second instalments of the dividend, totaling EUR 0.10. On October 24, 2019, the Board resolved to pause dividend distributions and to not distribute the third and fourth quarterly instalments of the dividend for the financial year 2018, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This was done in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation.

The Board expects to resume dividend distributions after Nokia’s net cash position improves to approximately EUR 2 billion, taking into account Nokia’s expected cash flow generation. The Board would make separate resolutions on each distribution and such resolutions would be separately disclosed in connection with our quarterly financial reports.

As we expect our 2020 cash flows to show similar seasonality as in 2019, we expect net cash to be below EUR 2 billion in the three first quarters of 2020. Since the earliest we would be paying dividends would be in Q1 2021, we believe it is pragmatic to include that potential dividend paying capacity to the dividend proposal for the financial year 2020. Therefore, the board does not propose a dividend or dividend authorization for the financial year 2019. After Q4 2020, the Board will assess the possibility of proposing a dividend distribution for the financial year 2020, taking into account the net cash position, as well as the outlook for 2021.

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OPERATIONAL KEY PERFORMANCE INDICATORS FOR MOBILE ACCESS WITHIN NETWORKS

During 2020, Nokia intends to provide operational key performance indicators (“KPIs”) for Mobile Access, which is within our Networks reportable segment. Mobile Access includes our product-focused Mobile Networks operating segment and our Global Services operating segment. While these operational KPIs are not measures of Nokia’s financial performance, they provide greater transparency regarding our operational progress in Mobile Access.

Within Mobile Access, our focus is on addressing profitability through four key actions:

•                  First, driving consistent product cost reductions;

•                  Second, maintaining the necessary scale to be competitive;

•                  Third, improving commercial management and deal discipline; and,

•                  Fourth, further strengthening operational performance in services.

We intend to provide updates on the following two operational KPIs in each interim report of 2020:

•                  First, the proportion of our 5G shipments that are “5G Powered by ReefShark”, in order to show our progress in driving 5G product cost reductions. These new products made up approximately 10% of our 5G product shipments in the fourth quarter 2019, and we expect that percentage to increase progressively over the course of 2020, ending the year at more than 35%. We expect to end 2021 at approximately 70%, and to essentially complete this transition in 2022.

•                  Second, our weighted 5G win rate. This metric factors in customer size and measures how we are doing in converting our end of 2018 4G footprint, as well as adding new 5G footprint where we did not previously have a 4G installed base. At the end of the fourth quarter 2019, our 5G win rate was over 100% outside of China and in the mid 90% range including China, reflecting strong performance.

Also, we intend to provide a qualitative update on the following operational KPI in each interim report of 2020:

•                  4G plus 5G mobile radio market share, excluding China, on a rolling four quarter basis, in order to show that we are maintaining the necessary scale to be competitive. In the fourth quarter 2019, our share was approximately 27%, and we expect to end 2020 at approximately 27%.

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OUTLOOK

Full Year 2020
Non-IFRS diluted earnings per share	EUR 0.25 plus or minus 5 cents
Non-IFRS operating margin	9.5% plus or minus 1.5 percentage points
Recurring free cash flow(1)	Positive
Long term (3 to 5 years)
Non-IFRS operating margin	12 — 14%
Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1) Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

KEY DRIVERS OF NOKIA’S OUTLOOK

Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will perform approximately in-line with our primary addressable market, which is expected to be approximately flat on a constant currency basis in full year 2020, excluding China. We have decided to exclude China, given that pursuing market share in China presents significant profitability challenges and the region has some unique market dynamics (new commentary);

•                  Our expectation for seasonality in 2020 to be similar to 2019, with the majority of operating profit and free cash flow to be generated in the fourth quarter (new commentary);

•                  Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

•                  Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive (new commentary);

•                  Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

•                  Temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers;

•                  Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees (new commentary);

•                  The potential for a temporary disruption, particularly in our supply chain, due to the coronavirus outbreak (new commentary);

•                  The timing of completions and acceptances of certain projects;

•                  Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

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•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of this report;

•                  Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

•                  Macroeconomic, industry and competitive dynamics.

Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s outlook for positive recurring free cash flow is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies (new commentary);

•                  Non-IFRS financial income and expenses are expected to be an expense of approximately EUR 350 million in full year 2020 and per annum over the longer-term;

•                  Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 (new commentary) and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes are expected to be approximately EUR 450 million in full year 2020 and per annum over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•                  Capital expenditures are expected to be approximately EUR 600 million in full year 2020 and per annum over the longer-term.

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NOKIA FINANCIAL RESULTS

EUR million (except for EPS in EUR)	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1- Q4’19	Q1- Q4’18	YoY change		Constant currency YoY change
Net sales	6 903	6 869	0%		(1)%	23 315	22 563	3%		1%
Networks	5 439	5 276	3%		1%	18 209	17 404	5%		2%
Nokia Software	870	938	(7)%		(9)%	2 767	2 714	2%		(1)%
Nokia Technologies	376	423	(11)%		(11)%	1 487	1 501	(1)%		(2)%
Group Common and Other	231	257	(10)%		(11)%	952	1 024	(7)%		(7)%
Non-IFRS exclusions	1	(3)				(29)	(17)
Gross profit	2 712	2 761	(2)%			8 326	8 446	(1)%
Operating profit/(loss)	803	552	45%			485	(59)
Networks	671	515	30%			665	773	(14)%
Nokia Software	304	333	(9)%			589	450	31%
Nokia Technologies	320	347	(8)%			1 239	1 203	3%
Group Common and Other	(161)	(74)				(490)	(246)
Non-IFRS exclusions	(331)	(568)	(42)%			(1 518)	(2 239)	(32)%
Operating margin %	11.6%	8.0%	360	bps		2.1%	(0.3)%	240	bps
Gross profit (non-IFRS)	2 759	2 915	(5)%			8 523	9 035	(6)%
Operating profit/(loss) (non-IFRS)	1 134	1 120	1%			2 003	2 180	(8)%
Operating margin % (non-IFRS)	16.4%	16.3%	10	bps		8.6%	9.7%	(110	)bps
Financial income and expenses	(15)	(89)	(83)%			(341)	(313)	9%
Income taxes	(246)	(278)	(12)%			(138)	(189)	(27)%
Profit/(loss) for the period	563	203				18	(549)
EPS, diluted	0.10	0.03	233%			0.00	(0.10)
Financial income and expenses (non-IFRS)	(46)	(110)	(58)%			(337)	(358)	(6)%
Income taxes (non-IFRS)	(288)	(288)	0%			(448)	(563)	(20)%
Profit/(loss) for the period (non-IFRS)	821	741	11%			1 230	1 272	(3)%
EPS, diluted (non-IFRS)	0.15	0.13	15%			0.22	0.23	(4)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

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Net sales by region

EUR million	Q4’19	Q4’18	YoY change	Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change	Constant currency YoY change
Asia-Pacific	1 383	1 189	16%	13%	4 556	4 081	12%	8%
Europe	1 895	1 916	(1)%	(2)%	6 620	6 489	2%	1%
Greater China	469	622	(25)%	(26)%	1 843	2 165	(15)%	(16)%
Latin America	467	452	3%	3%	1 472	1 380	7%	5%
Middle East & Africa	619	564	10%	8%	1 876	1 874	0%	(2)%
North America	2 070	2 126	(3)%	(5)%	6 948	6 574	6%	1%
Total	6 903	6 869	0%	(1)%	23 315	22 563	3%	1%

Net sales by customer type

EUR million	Q4’19	Q4’18	YoY change	Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change	Constant currency YoY change
Communication service providers	5 816	5 845	0%	(3)%	19 558	18 955	3%	0%
Enterprise	499	371	35%	33%	1 409	1 167	21%	18%
Licensees	376	423	(11)%	(11)%	1 487	1 476	1%	0%
Other(1)	213	230	(7)%	(8)%	861	965	(11)%	(11)%
Total	6 903	6 869	0%	(1)%	23 315	22 563	3%	1%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

Our Nokia Enterprise business is performing well. Net sales to enterprise customers, excluding the third party integration business that we are exiting, grew 35% on a reported basis and 33% on a constant currency basis in Q4 2019, and grew 21% on a reported basis and 19% on a constant currency basis in full year 2019.

Nokia, Q4 2019 compared to Q4 2018, non-IFRS

Nokia non-IFRS net sales were approximately flat. On a constant currency basis, Nokia non-IFRS net sales decreased 1%. Excluding one-time licensing net sales of approximately EUR 20 million in the fourth quarter 2019 and EUR 70 million in the fourth quarter 2018, Nokia non-IFRS net sales grew 1%, reflecting improved overall industry demand.

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Our overall topline performance in Q4 2019 was solid, with 3% growth excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks.

In Q4 2019, we continued to make progress with our strategy to diversify and grow, with a particularly strong performance with enterprise customers. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The overall decrease in Nokia non-IFRS gross profit was primarily attributable to lower gross margin in Networks, particularly in Mobile Access. We experienced relatively high 5G product costs in Mobile Access, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G.

In Q4 2019 and Q4 2018, Nokia non-IFRS gross profit benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The growth in Nokia non-IFRS operating profit was driven by continued progress related to Nokia’s cost savings program, partially offset by the lower non-IFRS gross profit.

In Q4 2019 and Q4 2018, Nokia non-IFRS operating profit benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In Q4 2019, Nokia generated a non-IFRS profit of EUR 821 million, compared to EUR 741 million in Q4 2018. The higher profit was primarily due to a net positive fluctuation in financial income and expenses and the higher operating profit.

Cash and cash flow in Q4 2019

In Q4 2019, Nokia’s free cash flow was positive EUR 1 357 million, driven by:

•                  Adjusted net profit of EUR 1 309 million;

•                  Cash inflows related to net working capital primarily due to a decrease in inventories, partially offset by an increase in receivables;

•                  Net interest including a one-time benefit as a result of settling certain interest rate derivatives;

•                  Continued cash outflows related to restructuring; and

•                  Capital expenditures and income taxes.

Nokia has established a free cash flow program to ensure company-wide focus on free cash flow and release of working capital, including project asset optimization, review of contract terms and conditions, as well as supply chain and inventory optimization. Senior leaders of Nokia now have a significant part of their incentives tied to free cash flow improvement targets.

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EUR million, at end of period	Q4’19	Q3’19	QoQ change
Total cash and current financial investments	6 007	4 824	25%
Net cash and current financial investments(1)	1 730	344	403%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

During the fourth quarter 2019, Nokia’s total cash and current financial investments (“total cash”) increased by EUR 1 183 million and we ended the quarter with a solid total cash position of EUR 6 007 million. We target to maintain a total cash position of approximately 30% of net sales over time, and we were at approximately 26% at the end of the fourth quarter 2019. Nokia’s net cash and current financial investments (“net cash”) increased by EUR 1 386 million.

Foreign exchange rates had an approximately EUR 20 million positive impact on net cash.

In the fourth quarter 2019, net cash from operating activities was EUR 1 589 million:

•                  Nokia’s adjusted profit before changes in net working capital was EUR 1 309 million in the fourth quarter 2019.

•                  In the fourth quarter 2019, Nokia generated an increase in net cash related to net working capital of approximately EUR 190 million. Excluding approximately EUR 130 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 320 million increase in net cash related to net working capital. This increase was due to a decrease in inventories, partially offset by an increase in receivables. Liabilities were approximately flat.

•                  The increase in receivables was approximately EUR 360 million, primarily due to a seasonal increase in receivables, partially offset by improved collections including higher sale of receivables. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

•                  The decrease in inventories was approximately EUR 680 million, primarily due to a seasonal decrease in inventories, as well as improved inventory management.

•                  Liabilities were approximately flat. In the fourth quarter 2019, we did not see a typical seasonal increase in accounts payable due to a combination of two items: a) already having high levels of inventory earlier in the year, and b) our successful efforts to improve our inventory management.

•                  Cash taxes resulted in an outflow of approximately EUR 60 million.

•                  Net interest resulted in an inflow of approximately EUR 150 million, primarily due to a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 160 million.

•                  The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 30 million.

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In the fourth quarter 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 190 million and a cash outflow related to a convertible loan to one of our partners of approximately EUR 60 million. This was partially offset by a cash inflow related to a sale of a property of approximately EUR 20 million.

In the fourth quarter 2019, net cash used in financing activities primarily related to lease payments of approximately EUR 30 million following the implementation of IFRS 16. In addition, net cash from financing activities included a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 30 million.

Nokia, January-December 2019 compared to January-December 2018, reported

Nokia net sales grew 3% in full year 2019. On a constant currency basis, Nokia net sales grew 1% in full year 2019. Excluding one-time licensing net sales of approximately EUR 90 million in full year 2019 and EUR 70 million in full year 2018, Nokia net sales grew 3%.

Our overall topline performance in full year 2019 was solid, with 5% growth excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks. Due to the impact of Greater China, in full year 2019, Networks and Nokia Software in total grew less than our primary addressable market. In full year 2019 we grew in five out of six regions and with all customer types. In full year 2019, we continued to make progress with our strategy to diversify and grow, with strong performances in Nokia Software and with enterprise customers.

The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities, the public sector and webscale, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The growth in Nokia Software net sales benefitted from improved product and go-to-market capabilities, with growth in both applications and core networks.

The overall decrease in Nokia gross profit was primarily attributable to lower gross margin in Networks, particularly in Mobile Access. We experienced relatively high 5G product costs in Mobile Access, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by lower costs related to network equipment swaps, net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software.

In full year 2019 and full year 2018, Nokia gross profit benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In full year 2019, Nokia generated an operating profit, compared to an operating loss in full year 2018. The year-on-year improvement was primarily due to continued progress related to Nokia’s cost

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savings program, a gain on defined benefit plan amendments and lower transaction and integration costs, partially offset by lower gross profit and higher restructuring and associated charges.

In full year 2019 and full year 2018, Nokia operating profit benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In full year 2019, Nokia generated a profit of EUR 18 million, compared to a loss of EUR 549 million in full year 2018. The year-on-year improvement was primarily due to higher operating profit and, to a lesser extent, lower income taxes, partially offset by a net negative fluctuation in financial income and expenses.

Note that Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle. The costs related to the sale of receivables are included in financial income and expenses. In full year 2019 the costs related to the sale of receivables were approximately EUR 94 million, compared to approximately EUR 66 million in full year 2018.

Cash and cash flow in January-December 2019

In full year 2019, Nokia’s free cash flow was negative EUR 297 million, driven by:

•                  Adjusted net profit of EUR 2 638 million;

•                  Cash outflows related to net working capital primarily due to a decrease in liabilities, partially offset by a decrease in receivables and inventories;

•                  Continued cash outflows related to restructuring; and

•                  Capital expenditures and income taxes.

EUR million, at end of period	Q4’19	Q4’18	YoY change
Total cash and current financial investments	6 007	6 873	(13)%
Net cash and current financial investments(1)	1 730	3 053	(43)%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

During full year 2019, Nokia’s total cash decreased by EUR 866 million and we ended the year with a solid total cash position of EUR 6 007 million. We target to maintain a total cash position of approximately 30% of net sales over time, and we were at approximately 26% at year-end 2019. During full year 2019, Nokia’s net cash decreased by EUR 1 323 million.

Foreign exchange rates had an approximately EUR 120 million negative impact on net cash.

In full year 2019, net cash from operating activities was EUR 390 million:

•                  Nokia’s adjusted profit before changes in net working capital was EUR 2 638 million in full year 2019.

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•                  In full year 2019, Nokia generated a decrease in net cash related to net working capital of approximately EUR 1 790 million. Excluding approximately EUR 460 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 1 320 million decrease in net cash related to net working capital. This decrease was due to a decrease in liabilities, partially offset by a decrease in both receivables and inventories.

•                  The decrease in receivables was approximately EUR 160 million, primarily due to improved collections including higher sale of receivables. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

•                  The decrease in inventories was approximately EUR 290 million, primarily due to improved inventory management.

•                  The decrease in liabilities was approximately EUR 1 770 million, primarily due to a decrease in accounts payable, where we did not see a typical seasonal increase in accounts payable at the end of the year, due to a combination of two items: a) already having high levels of inventory earlier in the year, and b) our successful efforts to improve our inventory management. In addition, we saw a decrease in liabilities related to employee benefits and a decrease in deferred revenue related to licensing agreements.

•                  Cash taxes resulted in an outflow of approximately EUR 520 million.

•                  Net interest resulted in an inflow of approximately EUR 60 million, primarily due to a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 160 million.

•                  The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 220 million.

In full year 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 690 million.

In full year 2019, net cash used in financing activities primarily related to the dividend for 2018, which totaled approximately EUR 570 million and lease payments of approximately EUR 220 million following the implementation of IFRS 16. Net cash from financing activities included a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 30 million.

COST SAVINGS PROGRAM

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales.

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Note that, since the announcement of our most recent cost savings program on October 25, 2018, net foreign exchange fluctuations have resulted in an increase in estimated full year 2020 fixed costs of approximately EUR 110 million, creating an additional headwind to achieve the earlier net reduction. The year-on-year net foreign exchange fluctuations resulted in an increase in full year 2019 fixed costs of approximately EUR 125 million.

The following table summarizes the financial information related to our cost savings program as of the end of the fourth quarter 2019.

In EUR million, approximately(1)	Q4’19
Balance of restructuring and associated liabilities for prior programs	720
+ Charges in the quarter	30
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	620
of which restructuring provisions	380
of which other associated liabilities	240

Total expected restructuring and associated charges, related to our most recent cost savings program	900
- Cumulative recorded	470
= Charges remaining to be recorded	430

Total expected restructuring and associated cash outflows	1 550
- Cumulative recorded	460
= Cash outflows remaining to be recorded	1 090

(1)Balances related to previous restructuring and cost savings programs have been included as part of this cost savings program. At the beginning of Q1 2019, the balance of restructuring and associated liabilities related to prior cost savings programs was approximately EUR 630 million. This amount is included in the total expected restructuring and associated cash outflows of EUR 1 550 million, rounded to the nearest EUR 50 million, in addition to the approximately EUR 900 million of expected cash outflows related to our most recent cost savings program.

The table below includes future expectations related to our most recent cost savings program, as well as the remaining cash outflows related to our previous programs and network equipment swaps. Please note that we exclude the impact of lower incentive accruals from our definition of “Recurring annual cost savings”. In full year 2019, excluding the impact of the lower incentive accruals, we achieved approximately EUR 200 million of recurring annual costs savings, compared to full year 2018.

In full year 2019, consistent with Nokia’s business performance, annual employee incentives for 2019 were reduced by approximately EUR 300 million, of which approximately EUR 200 million benefitted operating expenses. Therefore, assuming business performance in full year 2020 that would support on-target annual employee incentives and the achievement of our expected full year 2020 operating

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expense savings, non-IFRS operating expenses in full year 2020 would be approximately EUR 50 million higher compared to full year 2019.

		Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	Actual FY 2019	FY 2020	Beyond FY 2020	Total
Recurring annual cost savings	200	300	—	500
- operating expenses	200	150	—	350
- cost of sales	0	150	—	150
Restructuring and associated charges	450	450	—	900
Restructuring and associated cash outflows	450	550	550	1 550
Charges related to network equipment swaps	100	—	—	100
Cash outflows related to network equipment swaps	100	—	—	100

We have updated our expected timeline for the recurring annual cost savings. The materialized recurring annual cost savings in full year 2019 amounted to EUR 200 million, which was in line with our expectation. However, the EUR 200 million of recurring annual cost savings came for operating expenses, compared to our earlier expectation of EUR 150 million from operating expenses and EUR 50 million from cost of sales. Consequently, in full year 2020, we now expect EUR 150 million of recurring annual cost savings to come from operating expenses, compared to our earlier expectation of EUR 200 million, and EUR 150 million to come from cost of sales, compared to our earlier expectation of EUR 100 million.

We have updated our expected timeline for the related cash outflows. The materialized cash outflows in full year 2019 amounted to EUR 450 million, compared to our earlier expectation of EUR 550 million. The difference of EUR 100 million moved into full year 2020. Consequently, in full year 2020, we now expect EUR 550 million of cash outflows related to our cost savings program. We continue to expect the related restructuring charges to total EUR 900 million.

In full year 2019, we completed our program related to network equipment swaps and recorded all remaining charges and cash outflows. The total charges and cash outflows related to network equipment swaps were EUR 100 million in full year 2019, compared to our earlier expectation of EUR 150 million. Cumulatively, the charges and restructuring outflows related to network equipment swaps as a result of the Alcatel-Lucent acquisition were EUR 1.25 billion.

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OPERATIONAL HIGHLIGHTS

The strong 5G deal momentum continued into Q4, aligning with Nokia’s commitment to execute in Mobile Access.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with Communication Service Providers:

Nokia signed 15 5G commercial contracts in the last quarter of the year, highlighting momentum across markets.

Nokia’s 5G technology also powered the launch of several live 5G networks. Nokia launched live networks for example with O2 in the UK, Zain in Saudi Arabia, Sprint in the US in cities such as New York City, Los Angeles, Washington D.C. and Phoenix, as well as a nationwide 5G network with T-Mobile. In the Asia-Pacific region, Vodafone New Zealand launched its 5G network, which went live in just six months.

In total, Nokia now has 66 commercial 5G deals and 19 live networks, and over 100 5G agreements.

Highlighting its market-leading technology within IP and Optical, Nokia launched new packet-optical switches for 5G Cloud RAN which reduce the cost and complexity of Cloud RAN deployments by enabling packet-based transport for mobile fronthaul.

In Fixed Access, Nokia enhanced its portfolio with more options for 4G and 5G Fixed Wireless Access deployments as well as unveiled the Quillion chipset family to power next-generation fiber-based access networks. We also expanded our WiFi portfolio with the introduction of the Beacon 1; an entry level, whole-home mesh solution.

In the second pillar of our strategy, growing the Enterprise and Webscale business and leading the digitization of industries with private networks and industrial automation:

Nokia continued to strengthen its position with enterprises with significant collaborations and partnerships. Nokia and Microsoft announced a strategic collaboration to accelerate transformation and innovation across industries with cloud, Artificial Intelligence and Internet of Things.

Nokia will deliver and test the world’s first 5G-based network for automated rail operations with Deutsche Bahn in Germany, an essential milestone in the development of the 5G-based Future Railway Mobile Communication System standard.

In November, Nokia joined Sendai City in Japan for the world’s first test of private wireless connected drones for tsunami evacuation alerts.

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In total, nearly 40 new customers were added in the quarter, bringing the total number of new customers in 2019 to 122.

In the third pillar of our strategy, strengthening the Software business with one common software foundation:

Nokia Software closed a number of agreements, including one with Amazon, allowing Nokia’s Common Software Foundation platform to support Amazon Web Services, as well as deal-wins with Telecom South Africa and DT Germany.

Nokia also expanded its partnership with VMware to include the development of integrated solutions to support communications service providers’ drive for operational improvements and cost efficiency through large-scale, multi-cloud operations.

Nokia also secured a deal with Ooredoo Tunisia to provide AirGile cloud-native core and services to power the company’s 2G/3G/4G network in order to prepare for the crucial transition to 5G.

In the fourth pillar of our strategy, diversifying the licensing business with new opportunities in patent, IoT and brand:

Various patent and technology licensing deals were signed during the quarter with companies in the consumer electronics market, whilst Volvo became a significant licensee to Nokia patents for connected cars.

Strengthening our Environmental, Social, and Governance (ESG) profile and advancing Nokia as a trustworthy partner with clear sustainability priorities:

Nokia launched the renewal of its climate program, aligned with limiting global temperature rise to 1.5°C above pre-industrial levels.

Nokia renewed its human rights policy and related human rights due diligence process to further mitigate risks related to potential technology misuse cases.

Nokia completed its first external human rights assessment for the Global Network Initiative, the alliance of internet and telecommunications companies and civil society supporting the freedom of expression and privacy rights.

Showcasing commitment to sustainability, Nokia was acknowledged by receiving the AT&T Sustainability Award for launching the first commercial liquid-cooled base station with the potential to reduce carbon emissions by up to 80%.

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RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events

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and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to

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retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The financial report was authorized for issue by management on February 6, 2020.

•                  Nokia plans to publish its “Nokia in 2019” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 10 of 2020. The annual report will be available at www.nokia.com/financials.

•                  Nokia’s Annual General Meeting 2020 is planned to be held on April 8, 2020.

•                  Nokia plans to publish its first quarter 2020 results on April 30, 2020.

•                  Nokia plans to publish its second quarter and half year 2020 results on July 31, 2020.

•                  Nokia plans to publish its third quarter and January-September 2020 results on October 29, 2020

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Katja Antila, Head of Media Relations

Investor Enquiries:

Nokia Investor Relations

Tel. +358 4080 3 4080

Email: investor.relations@nokia.com

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About Nokia
We create the technology to connect the world. Only Nokia offers a comprehensive portfolio of network equipment, software, services and licensing opportunities across the globe. With our commitment to innovation, driven by the award-winning Nokia Bell Labs, we are a leader in the development and deployment of 5G networks.

Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

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Report for Q4 and Full Year 2019

Full year 2019 non-IFRS diluted EPS of EUR 0.22 driven by strong net sales and operating margin in Q4

•                  Net cash of EUR 1.7 billion, driven by Q4 free cash flow of EUR 1.4 billion

•                  5G deal momentum continues, with 66 commercial deals and 19 live networks

•                  Strong momentum in strategic focus areas of software and enterprise

•                  Year-on-year operational improvement expected over the course of 2020

Rajeev Suri, President and CEO, on Q4 and full year 2019 results

Nokia’s fourth quarter 2019 results were a strong end to a challenging year. We saw strength in many parts of our business in the quarter, delivered a slightly better operating profit than the same period in 2018, generated solid free cash flow, and increased our net cash balance to EUR 1.7 billion.

When I look at Nokia’s full-year 2019 performance, we saw good progress in our strategic focus areas of enterprise and software. Nokia Enterprise delivered exceedingly well on its target of double-digit sales growth, considerably outpacing the market. Nokia Software showed its long-term promise, with exceptional profitability expansion compared to 2018. In addition, IP Routing continued its remarkable momentum, gaining significant share and increasing profitability in a difficult market; and Nokia Technologies continued to generate robust profitability.

We recognize, however, that we have faced challenges in Mobile Access and in cash generation. We will have a sharp focus on these two areas over the course of 2020, which we believe to be a year of progressive improvement as the actions we have underway start to deliver results. In Mobile Access, we expect improvements to be driven by increasing shipments of our “5G Powered by ReefShark” portfolio; product cost reductions; better commercial management; and strengthened operational performance in services.

In terms of cash generation, we have extensive operational actions underway to improve performance. As we noted in our third quarter announcement, our Board said it expects to resume dividend distributions after Nokia’s net cash position increases to approximately EUR 2 billion. Given typical cash seasonality, we would not expect to reach that level in the first three quarters of this year. Should we exceed the EUR 2 billion level after that point, the Board will assess the possibility of proposing a dividend distribution for financial year 2020.

While I believe that 2020 will present its share of challenges, I am confident that we are taking the right steps to deliver progressive improvement over the course of this year and to position us for a stronger 2021.

Q4 2019 and January-December 2019 reported and non-IFRS results. Refer to note 1, “Basis of Preparation”, note 2, “Non-IFRS to reported reconciliation” and note 13, “Performance measures”, in the “Financial statement information” section for details.

EUR million (except for EPS in EUR)	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1- Q4’18	YoY change		Constant currency YoY change
Net sales	6 903	6 869	0%		(1)%	23 315	22 563	3%		1%
Operating profit/(loss)	803	552	45%			485	(59)
Operating margin %	11.6%	8.0%	360	bps		2.1%	(0.3)%	240bps
EPS, diluted	0.10	0.03	233%			0.00	(0.10)
Operating profit/(loss) (non-IFRS)	1 134	1 120	1%			2 003	2 180	(8)%
Operating margin % (non-IFRS)	16.4%	16.3%	10	bps		8.6%	9.7%	(110	)bps
EPS, diluted (non-IFRS)	0.15	0.13	15%			0.22	0.23	(4)%
Net cash and current financial investments(1)	1 730	3 053	(43)%			1 730	3 053	(43)%

(1)Net cash and current financial investments does not include lease liabilities.

•             Full year 2019 results for non-IFRS diluted EPS, non-IFRS operating margin, and recurring free cash flow were in line with our guidance.

•             Net sales in Q4 2019 were EUR 6.9 billion, approximately flat compared to Q4 2018. On a constant currency basis, net sales decreased 1%. Excluding one-time licensing net sales in Q4 2019 and Q4 2018, net sales grew 1%, reflecting improved overall industry demand and particularly strong growth with enterprise customers, driven by increased demand for mission-critical networking solutions. In full year 2019, net sales were EUR 23.3 billion, compared to EUR 22.6 billion in full year 2018.

•             Non-IFRS diluted EPS in Q4 2019 was EUR 0.15, compared to EUR 0.13 in Q4 2018, primarily driven by continued progress related to our cost savings program, which resulted in lower operating expenses across Networks, Nokia Software and Nokia Technologies. This was partially offset by lower gross profit, particularly in Mobile Access within Networks. In full year 2019, Nokia’s non-IFRS diluted EPS was EUR 0.22, compared to EUR 0.23 in full year 2018.

•             Reported diluted EPS in Q4 2019 was EUR 0.10, compared to EUR 0.03 in Q4 2018, primarily driven by continued progress related to our cost savings program, lower transaction and integration costs, a net positive fluctuation in financial income and expenses, lower income taxes and a net positive fluctuation in other income and expenses. This was partially offset by lower gross profit, primarily due to our business performance. In full year 2019, on a reported basis, Nokia generated a profit of EUR 18 million and a diluted EPS of EUR 0.00, compared to a loss of EUR 549 million and a diluted EPS of negative EUR 0.10 in full year 2018.

•             In Q4 2019, net cash and current financial investments increased sequentially by approximately EUR 1.4 billion, resulting in a net cash balance of approximately EUR 1.7 billion.

Dividend

Beginning with the distribution for the financial year 2018, Nokia started paying dividends in quarterly instalments. The Annual General Meeting held on May 21, 2019, authorized the Board of Directors to resolve an aggregate maximum annual distribution of EUR 0.20 per share to be paid quarterly during the authorization period, unless the Board decides otherwise for a justified reason. Under this authorization, the Board resolved to distribute the first and second instalments of the dividend, totaling EUR 0.10. On October 24, 2019, the Board resolved to pause dividend distributions and to not distribute the third and fourth quarterly instalments of the dividend for the financial year 2018, in order to: a) guarantee Nokia’s ability to increase 5G investments, b) continue investing in growth in strategic focus areas of enterprise and software and c) strengthen Nokia’s cash position. This was done in accordance with Nokia’s dividend policy, which states that dividend decisions are made taking into account Nokia’s cash position and expected cash flow generation.

The Board expects to resume dividend distributions after Nokia’s net cash position improves to approximately EUR 2 billion, taking into account Nokia’s expected cash flow generation. The Board would make separate resolutions on each distribution and such resolutions would be separately disclosed in connection with our quarterly financial reports.

As we expect our 2020 cash flows to show similar seasonality as in 2019, we expect net cash to be below EUR 2 billion in the three first quarters of 2020. Since the earliest we would be paying dividends would be in Q1 2021, we believe it is pragmatic to include that potential dividend paying capacity to the dividend proposal for the financial year 2020. Therefore, the board does not propose a dividend or dividend authorization for the financial year 2019. After Q4 2020, the Board will assess the possibility of proposing a dividend distribution for the financial year 2020, taking into account the net cash position, as well as the outlook for 2021.

Operational key performance indicators for Mobile Access within Networks

During 2020, Nokia intends to provide operational key performance indicators (“KPIs”) for Mobile Access, which is within our Networks reportable segment. Mobile Access includes our product-focused Mobile Networks operating segment and our Global Services operating segment. While these operational KPIs are not measures of Nokia’s financial performance, they provide greater transparency regarding our operational progress in Mobile Access.

Within Mobile Access, our focus is on addressing profitability through four key actions:

•                  First, driving consistent product cost reductions;

•                  Second, maintaining the necessary scale to be competitive;

•                  Third, improving commercial management and deal discipline; and,

•                  Fourth, further strengthening operational performance in services.

We intend to provide updates on the following two operational KPIs in each interim report of 2020:

•                  First, the proportion of our 5G shipments that are “5G Powered by ReefShark”, in order to show our progress in driving 5G product cost reductions. These new products made up approximately 10% of our 5G product shipments in the fourth quarter 2019, and we expect that percentage to increase progressively over the course of 2020, ending the year at more than 35%. We expect to end 2021 at approximately 70%, and to essentially complete this transition in 2022.

•                  Second, our weighted 5G win rate. This metric factors in customer size and measures how we are doing in converting our end of 2018 4G footprint, as well as adding new 5G footprint where we did not previously have a 4G installed base. At the end of the fourth quarter 2019, our 5G win rate was over 100% outside of China and in the mid 90% range including China, reflecting strong performance.

Also, we intend to provide a qualitative update on the following operational KPI in each interim report of 2020:

•                  4G plus 5G mobile radio market share, excluding China, on a rolling four quarter basis, in order to show that we are maintaining the necessary scale to be competitive. In the fourth quarter 2019, our share was approximately 27%, and we expect to end 2020 at approximately 27%.

Outlook

Full Year 2020
Non-IFRS diluted earnings per share	EUR 0.25 plus or minus 5 cents
Non-IFRS operating margin	9.5% plus or minus 1.5 percentage points
Recurring free cash flow(1)	Positive
Long term (3 to 5 years)
Non-IFRS operating margin	12 — 14%
Annual distribution to shareholders

An earnings-based growing dividend of approximately 40% to 70% of non-IFRS diluted EPS, taking into account Nokia’s cash position and expected cash flow generation. The annual distribution would be paid as quarterly dividends.

(1)Free cash flow = net cash from operating activities - capital expenditures + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Key drivers of Nokia’s outlook

Networks and Nokia Software are expected to be influenced by factors including:

•                  Our expectation that we will perform approximately in-line with our primary addressable market, which is expected to be approximately flat on a constant currency basis in full year 2020, excluding China. We have decided to exclude China, given that pursuing market share in China presents significant profitability challenges and the region has some unique market dynamics (new commentary);

•                  Our expectation for seasonality in 2020 to be similar to 2019, with the majority of operating profit and free cash flow to be generated in the fourth quarter (new commentary);

•                  Competitive intensity, which is particularly impacting Mobile Access and is expected to continue at a high level in full year 2020, as some competitors seek to take share in the early stage of 5G;

•                  Our expectation that we will accelerate our product roadmaps and cost competitiveness through additional 5G investments in 2020, thereby enabling us to drive product cost reductions and maintain the necessary scale to be competitive (new commentary);

•                  Our expectation that we will drive improvements in automation and productivity through additional digitalization investments in 2020;

•                  Temporary capital expenditure constraints in North America related to customer merger activity, as well as other potential mergers or acquisitions by our customers;

•                  Customer demand could weaken and risk could increase further in India, after the country’s Supreme Court upheld a ruling that telecoms companies must pay retroactive license and spectrum fees (new commentary);

•                  The potential for a temporary disruption, particularly in our supply chain, due to the coronavirus outbreak (new commentary);

•                  The timing of completions and acceptances of certain projects;

•                  Some customers are reassessing their vendors in light of security concerns, creating near-term pressure to invest in order to secure long-term benefits;

•                  Our expectation that we will improve our R&D productivity and reduce support function costs through the successful execution of our cost savings program, which is explained in more detail in the Cost savings program section of this report;

•                  Our product and regional mix, including the impact of the high cost level associated with our first generation 5G products; and

•                  Macroeconomic, industry and competitive dynamics.

Nokia Technologies is expected to be influenced by factors including:

•                  The timing and value of new and existing patent licensing agreements with smartphone vendors, automotive companies and consumer electronics companies;

•                  Results in brand and technology licensing;

•                  Costs to protect and enforce our intellectual property rights; and

•                  The regulatory landscape.

Additionally, our outlook is based on the following assumptions:

•                  Nokia’s outlook for positive recurring free cash flow is expected to be supported by an improvement in net working capital performance and improved operational results, partially offset by a more substantial difference in 2020 between profit and free cash flow in Nokia Technologies (new commentary);

•                  Non-IFRS financial income and expenses are expected to be an expense of approximately EUR 350 million in full year 2020 and per annum over the longer-term;

•                  Non-IFRS income taxes are expected at a rate of approximately 26% in full year 2020 (new commentary) and approximately 25% over the longer-term, subject to the absolute level of profits, regional profit mix and changes to our operating model;

•                  Cash outflows related to income taxes are expected to be approximately EUR 450 million in full year 2020 and per annum over the longer term until our US or Finnish deferred tax assets are fully utilized; and

•                  Capital expenditures are expected to be approximately EUR 600 million in full year 2020 and per annum over the longer-term.

Nokia financial results

EUR million (except for EPS in EUR)	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1- Q4’19	Q1- Q4’18	YoY change		Constant currency YoY change
Net sales	6 903	6 869	0%		(1)%	23 315	22 563	3%		1%
Networks	5 439	5 276	3%		1%	18 209	17 404	5%		2%
Nokia Software	870	938	(7)%		(9)%	2 767	2 713	2%		(1)%
Nokia Technologies	376	423	(11)%		(11)%	1 487	1 501	(1)%		(2)%
Group Common and Other	231	257	(10)%		(11)%	952	1 025	(7)%		(7)%
Non-IFRS exclusions	1	(3)				(29)	(17)
Gross profit	2 712	2 761	(2)%			8 326	8 446	(1)%
Operating profit/(loss)	803	552	45%			485	(59)
Networks	671	515	30%			665	773	(14)%
Nokia Software	304	333	(9)%			589	450	31%
Nokia Technologies	320	347	(8)%			1 239	1 203	3%
Group Common and Other	(161)	(74)				(490)	(246)
Non-IFRS exclusions	(331)	(568)	(42)%			(1 518)	(2 239)	(32)%
Operating margin %	11.6%	8.0%	360	bps		2.1%	(0.3)%	240	bps
Gross profit (non-IFRS)	2 759	2 915	(5)%			8 523	9 035	(6)%
Operating profit/(loss) (non-IFRS)	1 134	1 120	1%			2 003	2 180	(8)%
Operating margin % (non-IFRS)	16.4%	16.3%	10	bps		8.6%	9.7%	(110	)bps
Financial income and expenses	(15)	(89)	(83)%			(341)	(313)	9%
Income taxes	(246)	(278)	(12)%			(138)	(189)	(27)%
Profit/(loss) for the period	563	203				18	(549)
EPS, diluted	0.10	0.03	233%			0.00	(0.10)
Financial income and expenses (non-IFRS)	(46)	(110)	(58)%			(337)	(358)	(6)%
Income taxes (non-IFRS)	(288)	(288)	0%			(448)	(563)	(20)%
Profit/(loss) for the period (non-IFRS)	821	741	11%			1 230	1 272	(3)%
EPS, diluted (non-IFRS)	0.15	0.13	15%			0.22	0.23	(4)%

Results are as reported and relate to continuing operations unless otherwise specified. The financial information in this report is unaudited. Non-IFRS results exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. For details, please refer to note 2, “Non-IFRS to reported reconciliation”, in the notes to the Financial statement information in this report. Change in net sales at constant currency excludes the effect of changes in exchange rates in comparison to euro, our reporting currency. For more information on currency exposures, please refer to note 1, “Basis of Preparation”, in the “Financial statement information” section in this report.

Amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software

Nokia is providing additional adjusted financial disclosure for its Networks and Nokia Software reportable segments, with amounts related to licensing and Nokia Bell Labs allocated 85% to Networks and 15% to Nokia Software. In addition to Nokia’s primary financial disclosures, this reflects Nokia’s strategy, organizational structure and the way it evaluates operational performance and allocates resources, is in accordance with industry practice and improves comparability with peer companies.

If we would have reported amounts related to licensing and Nokia Bell Labs as part of Networks and Nokia Software, our Q4 2019 Networks operating margin would have been 15.7% instead of 12.3%, and our Q4 2019 Nokia Software operating margin would have been 37.3% instead of 34.9%.

	Q4’19	Allocations		Q4’19	Q4’18
	Before allocations	Licensing	Nokia Bell Labs	After allocations	After allocations
Net sales (EUR million)
Networks	5 439	319	2	5 761	5 637
Nokia Software	870	56		926	1 002
Nokia Technologies	376	(376)		0	0
Group Common and Other	231		(3)	229	255
Eliminations	(13)			(13)	(21)
Non-IFRS total	6 903	0	0	6 903	6 872
Operating Profit (EUR million)
Networks	671	272	(37)	907	774
Nokia Software	304	48	(7)	345	379
Nokia Technologies	320	(320)		0	0
Group Common and Other	(161)		43	(118)	(32)
Non-IFRS total	1 134	0	0	1 134	1 120
Operating Margin %
Networks	12.3%			15.7%	13.7%
Nokia Software	34.9%			37.3%	37.8%
Nokia Technologies	85.1%
Group Common and Other	(69.7)%			(51.5)%	(12.5)%
Non-IFRS total	16.4%			16.4%	16.3%

Net sales by region

EUR million	Q4’19	Q4’18	YoY change	Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change	Constant currency YoY change
Asia-Pacific	1 383	1 189	16%	13%	4 556	4 081	12%	8%
Europe	1 895	1 916	(1)%	(2)%	6 620	6 489	2%	1%
Greater China	469	622	(25)%	(26)%	1 843	2 165	(15)%	(16)%
Latin America	467	452	3%	3%	1 472	1 380	7%	5%
Middle East & Africa	619	564	10%	8%	1 876	1 874	0%	(2)%
North America	2 070	2 126	(3)%	(5)%	6 948	6 574	6%	1%
Total	6 903	6 869	0%	(1)%	23 315	22 563	3%	1%

Net sales by customer type

EUR million	Q4’19	Q4’18	YoY change	Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change	Constant currency YoY change
Communication service providers	5 816	5 845	0%	(3)%	19 558	18 955	3%	0%
Enterprise	499	371	35%	33%	1 409	1 167	21%	18%
Licensees	376	423	(11)%	(11)%	1 487	1 476	1%	0%
Other(1)	213	230	(7)%	(8)%	861	965	(11)%	(11)%
Total	6 903	6 869	0%	(1)%	23 315	22 563	3%	1%

(1) Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communication service providers and enterprise customers.

Our Nokia Enterprise business is performing well. Net sales to enterprise customers, excluding the third party integration business that we are exiting, grew 35% on a reported basis and 33% on a constant currency basis in Q4 2019, and grew 21% on a reported basis and 19% on a constant currency basis in full year 2019.

Nokia, Q4 2019 compared to Q4 2018, non-IFRS

The following table summarizes the year-on-year changes between the fourth quarter 2019 and the fourth quarter 2018.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	163	3%	1%	(55)	71	102	40	156
Nokia Software	(68)	(7)%	(9)%	(33)	6	4	(7)	(29)
Nokia Technologies	(47)	(11)%	(11)%	(47)	11	6	2	(27)
Group Common and Other	(26)	(10)%	(11)%	(21)	5	(28)	(42)	(87)
Eliminations	8	(38)%		0	0	0	0	0
Nokia non-IFRS	31	0%	(1)%	(156)	94	84	(7)	14	64	0	80

Nokia non-IFRS net sales were approximately flat. On a constant currency basis, Nokia non-IFRS net sales decreased 1%. Excluding one-time licensing net sales of approximately EUR 20 million in the fourth quarter 2019 and EUR 70 million in the fourth quarter 2018, Nokia non-IFRS net sales grew 1%, reflecting improved overall industry demand.

Our overall topline performance in Q4 2019 was solid, with 3% growth excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks.

In Q4 2019, we continued to make progress with our strategy to diversify and grow, with a particularly strong performance with enterprise customers. The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities and the public sector, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The overall decrease in Nokia non-IFRS gross profit was primarily attributable to lower gross margin in Networks, particularly in Mobile Access. We experienced relatively high 5G product costs in Mobile Access, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G.

In Q4 2019 and Q4 2018, Nokia non-IFRS gross profit benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The growth in Nokia non-IFRS operating profit was driven by continued progress related to Nokia’s cost savings program, partially offset by the lower non-IFRS gross profit.

In Q4 2019 and Q4 2018, Nokia non-IFRS operating profit benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In Q4 2019, Nokia generated a non-IFRS profit of EUR 821 million, compared to EUR 741 million in Q4 2018. The higher profit was primarily due to a net positive fluctuation in financial income and expenses and the higher operating profit.

Cash and cash flow in Q4 2019

In Q4 2019, Nokia’s free cash flow was positive EUR 1 357 million, driven by:

•             Adjusted net profit of EUR 1 309 million;

•             Cash inflows related to net working capital primarily due to a decrease in inventories, partially offset by an increase in receivables;

•             Net interest including a one-time benefit as a result of settling certain interest rate derivatives;

•             Continued cash outflows related to restructuring; and

•             Capital expenditures and income taxes.

Nokia has established a free cash flow program to ensure company-wide focus on free cash flow and release of working capital, including project asset optimization, review of contract terms and conditions, as well as supply chain and inventory optimization. Senior leaders of Nokia now have a significant part of their incentives tied to free cash flow improvement targets.

EUR million, at end of period	Q4’19	Q3’19	QoQ change
Total cash and current financial investments	6 007	4 824	25%
Net cash and current financial investments(1)	1 730	344	403%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

EUR billion

During the fourth quarter 2019, Nokia’s total cash and current financial investments (“total cash”) increased by EUR 1 183 million and we ended the quarter with a solid total cash position of EUR 6 007 million. We target to maintain a total cash position of approximately 30% of net sales over time, and we were at approximately 26% at the end of the fourth quarter 2019. Nokia’s net cash and current financial investments (“net cash”) increased by EUR 1 386 million.

Foreign exchange rates had an approximately EUR 20 million positive impact on net cash.

In the fourth quarter 2019, net cash from operating activities was EUR 1 589 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 1 309 million in the fourth quarter 2019.

•             In the fourth quarter 2019, Nokia generated an increase in net cash related to net working capital of approximately EUR 190 million. Excluding approximately EUR 130 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 320 million increase in net cash related to net working capital. This increase was due to a decrease in inventories, partially offset by an increase in receivables. Liabilities were approximately flat.

•                  The increase in receivables was approximately EUR 360 million, primarily due to a seasonal increase in receivables, partially offset by improved collections including higher sale of receivables. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

•                  The decrease in inventories was approximately EUR 680 million, primarily due to a seasonal decrease in inventories, as well as improved inventory management.

•                  Liabilities were approximately flat. In the fourth quarter 2019, we did not see a typical seasonal increase in accounts payable due to a combination of two items: a) already having high levels of inventory earlier in the year, and b) our successful efforts to improve our inventory management.

•             Cash taxes resulted in an outflow of approximately EUR 60 million.

•             Net interest resulted in an inflow of approximately EUR 150 million, primarily due to a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 160 million.

•             The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 30 million.

In the fourth quarter 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 190 million and a cash outflow related to a convertible loan to one of our partners of approximately EUR 60 million. This was partially offset by a cash inflow related to a sale of a property of approximately EUR 20 million.

In the fourth quarter 2019, net cash used in financing activities primarily related to lease payments of approximately EUR 30 million following the implementation of IFRS 16. In addition, net cash from financing activities included a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 30 million.

Nokia, January-December 2019 compared to January-December 2018, reported

The following table summarizes the year-on-year changes between full year 2019 and full year 2018.

EUR million	Net sales	% change	% change in constant currency	Gross profit	(R&D)	(SG&A)	Other income and (expenses)	Operating profit/(loss)	Financial income and expenses	Income taxes	Profit/(loss)
Networks	805	5%	2%	(458)	148	211	(9)	(108)
Nokia Software	54	2%	(1)%	86	27	34	(8)	139
Nokia Technologies	(14)	(1)%	(2)%	(20)	34	26	(4)	36
Group Common and Other	(73)	(7)%	(7)%	(120)	(19)	(69)	(36)	(244)
Eliminations	(8)	13%		0	0	0	0	0
Non-IFRS exclusions	(12)	71%		392	19	160	150	721	(49)	(64)	609
Nokia total	752	3%	1%	(120)	209	362	93	544	(28)	51	567

Nokia net sales grew 3% in full year 2019. On a constant currency basis, Nokia net sales grew 1% in full year 2019. Excluding one-time licensing net sales of approximately EUR 90 million in full year 2019 and EUR 70 million in full year 2018, Nokia net sales grew 3%.

Our overall topline performance in full year 2019 was solid, with 5% growth excluding Greater China, where an increase in competitive intensity, combined with our prudent approach towards deal-making, had a particularly negative impact on Networks. Due to the impact of Greater China, in full year 2019, Networks and Nokia Software in total grew less than our primary addressable market. In full year 2019 we grew in five out of six regions and with all customer types. In full year 2019, we continued to make progress with our strategy to diversify and grow, with strong performances in Nokia Software and with enterprise customers.

The strong growth in net sales to enterprise customers was primarily driven by increased demand for mission-critical networking solutions in industries including utilities, the public sector and webscale, with continued momentum in private wireless solutions. Net sales also benefitted from the timing of completions and acceptances of certain projects.

The growth in Nokia Software net sales benefitted from improved product and go-to-market capabilities, with growth in both applications and core networks.

The overall decrease in Nokia gross profit was primarily attributable to lower gross margin in Networks, particularly in Mobile Access. We experienced relatively high 5G product costs in Mobile Access, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by lower costs related to network equipment swaps, net sales growth in both Networks and Nokia Software, as well as higher gross margin in Nokia Software.

In full year 2019 and full year 2018, Nokia gross profit benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In full year 2019, Nokia generated an operating profit, compared to an operating loss in full year 2018. The year-on-year improvement was primarily due to continued progress related to Nokia’s cost savings program, a gain on defined benefit plan amendments and lower transaction and integration costs, partially offset by lower gross profit and higher restructuring and associated charges.

In full year 2019 and full year 2018, Nokia operating profit benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

In full year 2019, Nokia generated a profit of EUR 18 million, compared to a loss of EUR 549 million in full year 2018. The year-on-year improvement was primarily due to higher operating profit and, to a lesser extent, lower income taxes, partially offset by a net negative fluctuation in financial income and expenses.

Note that Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle. The costs related to the sale of receivables are included in financial income and expenses. In full year 2019 the costs related to the sale of receivables were approximately EUR 94 million, compared to approximately EUR 66 million in full year 2018.

Cash and cash flow in January-December 2019

In full year 2019, Nokia’s free cash flow was negative EUR 297 million, driven by:

•             Adjusted net profit of EUR 2 638 million;

•             Cash outflows related to net working capital primarily due to a decrease in liabilities, partially offset by a decrease in receivables and inventories;

•             Continued cash outflows related to restructuring; and

•             Capital expenditures and income taxes.

EUR million, at end of period	Q4’19	Q4’18	YoY change
Total cash and current financial investments	6 007	6 873	(13)%
Net cash and current financial investments(1)	1 730	3 053	(43)%

(1) Net cash and current financial investments does not include lease liabilities. For details, please refer to note 7, “Net cash and current financial investments”, and note 13, “Performance measures”, in the “Financial statement information” section in this report.

EUR billion

During full year 2019, Nokia’s total cash decreased by EUR 866 million and we ended the year with a solid total cash position of EUR 6 007 million. We target to maintain a total cash position of approximately 30% of net sales over time, and we were at approximately 26% at year-end 2019. During full year 2019, Nokia’s net cash decreased by EUR 1 323 million.

Foreign exchange rates had an approximately EUR 120 million negative impact on net cash.

In full year 2019, net cash from operating activities was EUR 390 million:

•             Nokia’s adjusted profit before changes in net working capital was EUR 2 638 million in full year 2019.

•             In full year 2019, Nokia generated a decrease in net cash related to net working capital of approximately EUR 1 790 million. Excluding approximately EUR 460 million of restructuring and associated cash outflows, Nokia generated an approximately EUR 1 320 million decrease in net cash related to net working capital. This decrease was due to a decrease in liabilities, partially offset by a decrease in both receivables and inventories.

•                  The decrease in receivables was approximately EUR 160 million, primarily due to improved collections including higher sale of receivables. Nokia sells trade receivables to various financial institutions without recourse in the normal course of business, in order to manage our credit risk and working capital cycle.

•                  The decrease in inventories was approximately EUR 290 million, primarily due to improved inventory management.

•                  The decrease in liabilities was approximately EUR 1 770 million, primarily due to a decrease in accounts payable, where we did not see a typical seasonal increase in accounts payable at the end of the year, due to a combination of two items: a) already having high levels of inventory earlier in the year, and b) our successful efforts to improve our inventory management. In addition, we saw a decrease in liabilities related to employee benefits and a decrease in deferred revenue related to licensing agreements.

•             Cash taxes resulted in an outflow of approximately EUR 520 million.

•             Net interest resulted in an inflow of approximately EUR 60 million, primarily due to a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 160 million.

•             The implementation of IFRS 16 positively impacted our net cash used in operating activities and negatively impacted our net cash from financing activities, both by approximately EUR 220 million.

In full year 2019, net cash used in investing activities primarily related to capital expenditures of approximately EUR 690 million.

In full year 2019, net cash used in financing activities primarily related to the dividend for 2018, which totaled approximately EUR 570 million and lease payments of approximately EUR 220 million following the implementation of IFRS 16. Net cash from financing activities included a one-time benefit as a result of settling certain interest rate derivatives, which accelerated cash inflows from hedging by approximately EUR 30 million.

Cost savings program

We expect our most recent cost savings program to result in a net EUR 500 million reduction of non-IFRS operating expenses and production overheads (“fixed costs”) in full year 2020 compared to full year 2018, of which EUR 350 million is expected to come from operating expenses and EUR 150 million is expected to come from cost of sales.

Note that, since the announcement of our most recent cost savings program on October 25, 2018, net foreign exchange fluctuations have resulted in an increase in estimated full year 2020 fixed costs of approximately EUR 110 million, creating an additional headwind to achieve the earlier net reduction. The year-on-year net foreign exchange fluctuations resulted in an increase in full year 2019 fixed costs of approximately EUR 125 million.

The following table summarizes the financial information related to our cost savings program as of the end of the fourth quarter 2019.

In EUR million, approximately(1)	Q4’19
Balance of restructuring and associated liabilities for prior programs	720
+ Charges in the quarter	30
- Cash outflows in the quarter	130
= Ending balance of restructuring and associated liabilities	620
of which restructuring provisions	380
of which other associated liabilities	240

Total expected restructuring and associated charges, related to our most recent cost savings program	900
- Cumulative recorded	470
= Charges remaining to be recorded	430

Total expected restructuring and associated cash outflows	1 550
- Cumulative recorded	460
= Cash outflows remaining to be recorded	1 090

(1)Balances related to previous restructuring and cost savings programs have been included as part of this cost savings program. At the beginning of Q1 2019, the balance of restructuring and associated liabilities related to prior cost savings programs was approximately EUR 630 million. This amount is included in the total expected restructuring and associated cash outflows of EUR 1 550 million, rounded to the nearest EUR 50 million, in addition to the approximately EUR 900 million of expected cash outflows related to our most recent cost savings program.

The table below includes future expectations related to our most recent cost savings program, as well as the remaining cash outflows related to our previous programs and network equipment swaps. Please note that we exclude the impact of lower incentive accruals from our definition of “Recurring annual cost savings”. In full year 2019, excluding the impact of the lower incentive accruals, we achieved approximately EUR 200 million of recurring annual costs savings, compared to full year 2018.

In full year 2019, consistent with Nokia’s business performance, annual employee incentives for 2019 were reduced by approximately EUR 300 million, of which approximately EUR 200 million benefitted operating expenses. Therefore, assuming business performance in full year 2020 that would support on-target annual employee incentives and the achievement of our expected full year 2020 operating expense savings, non-IFRS operating expenses in full year 2020 would be approximately EUR 50 million higher compared to full year 2019.

		Expected amounts for
In EUR million, approximately rounded to the nearest EUR 50 million	Actual FY 2019	FY 2020	Beyond FY 2020	Total
Recurring annual cost savings	200	300	—	500
- operating expenses	200	150	—	350
- cost of sales	0	150	—	150
Restructuring and associated charges	450	450	—	900
Restructuring and associated cash outflows	450	550	550	1 550
Charges related to network equipment swaps	100	—	—	100
Cash outflows related to network equipment swaps	100	—	—	100

We have updated our expected timeline for the recurring annual cost savings. The materialized recurring annual cost savings in full year 2019 amounted to EUR 200 million, which was in line with our expectation. However, the EUR 200 million of recurring annual cost savings came for operating expenses, compared to our earlier expectation of EUR 150 million from operating expenses and EUR 50 million from cost of sales. Consequently, in full year 2020, we now expect EUR 150 million of recurring annual cost savings to come from operating expenses, compared to our earlier expectation of EUR 200 million, and EUR 150 million to come from cost of sales, compared to our earlier expectation of EUR 100 million.

We have updated our expected timeline for the related cash outflows. The materialized cash outflows in full year 2019 amounted to EUR 450 million, compared to our earlier expectation of EUR 550 million. The difference of EUR 100 million moved into full year 2020. Consequently, in full year 2020, we now expect EUR 550 million of cash outflows related to our cost savings program. We continue to expect the related restructuring charges to total EUR 900 million.

In full year 2019, we completed our program related to network equipment swaps and recorded all remaining charges and cash outflows. The total charges and cash outflows related to network equipment swaps were EUR 100 million in full year 2019, compared to our earlier expectation of EUR 150 million. Cumulatively, the charges and restructuring outflows related to network equipment swaps as a result of the Alcatel-Lucent acquisition were EUR 1.25 billion.

Operational highlights

The strong 5G deal momentum continued into Q4, aligning with Nokia’s commitment to execute in Mobile Access.

In the first pillar of our strategy, leading in high-performance, end-to-end networks with Communication Service Providers:

Nokia signed 15 5G commercial contracts in the last quarter of the year, highlighting momentum across markets.

Nokia’s 5G technology also powered the launch of several live 5G networks. Nokia launched live networks for example with O2 in the UK, Zain in Saudi Arabia, Sprint in the US in cities such as New York City, Los Angeles, Washington D.C. and Phoenix, as well as a nationwide 5G network with T-Mobile. In the Asia-Pacific region, Vodafone New Zealand launched its 5G network, which went live in just six months.

In total, Nokia now has 66 commercial 5G deals and 19 live networks, and over 100 5G agreements.

Highlighting its market-leading technology within IP and Optical, Nokia launched new packet-optical switches for 5G Cloud RAN which reduce the cost and complexity of Cloud RAN deployments by enabling packet-based transport for mobile fronthaul.

In Fixed Access, Nokia enhanced its portfolio with more options for 4G and 5G Fixed Wireless Access deployments as well as unveiled the Quillion chipset family to power next-generation fiber-based access networks. We also expanded our WiFi portfolio with the introduction of the Beacon 1; an entry level, whole-home mesh solution.

In the second pillar of our strategy, growing the Enterprise and Webscale business and leading the digitization of industries with private networks and industrial automation:

Nokia continued to strengthen its position with enterprises with significant collaborations and partnerships. Nokia and Microsoft announced a strategic collaboration to accelerate transformation and innovation across industries with cloud, Artificial Intelligence and Internet of Things.

Nokia will deliver and test the world’s first 5G-based network for automated rail operations with Deutsche Bahn in Germany, an essential milestone in the development of the 5G-based Future Railway Mobile Communication System standard.

In November, Nokia joined Sendai City in Japan for the world’s first test of private wireless connected drones for tsunami evacuation alerts.

In total, nearly 40 new customers were added in the quarter, bringing the total number of new customers in 2019 to 122.

In the third pillar of our strategy, strengthening the Software business with one common software foundation:

Nokia Software closed a number of agreements, including one with Amazon, allowing Nokia’s Common Software Foundation platform to support Amazon Web Services, as well as deal-wins with Telecom South Africa and DT Germany.

Nokia also expanded its partnership with VMware to include the development of integrated solutions to support communications service providers’ drive for operational improvements and cost efficiency through large-scale, multi-cloud operations.

Nokia also secured a deal with Ooredoo Tunisia to provide AirGile cloud-native core and services to power the company’s 2G/3G/4G network in order to prepare for the crucial transition to 5G.

In the fourth pillar of our strategy, diversifying the licensing business with new opportunities in patent, IoT and brand:

Various patent and technology licensing deals were signed during the quarter with companies in the consumer electronics market, whilst Volvo became a significant licensee to Nokia patents for connected cars.

Strengthening our Environmental, Social, and Governance (ESG) profile and advancing Nokia as a trustworthy partner with clear sustainability priorities:

Nokia launched the renewal of its climate program, aligned with limiting global temperature rise to 1.5°C above pre-industrial levels.

Nokia renewed its human rights policy and related human rights due diligence process to further mitigate risks related to potential technology misuse cases.

Nokia completed its first external human rights assessment for the Global Network Initiative, the alliance of internet and telecommunications companies and civil society supporting the freedom of expression and privacy rights.

Showcasing commitment to sustainability, Nokia was acknowledged by receiving the AT&T Sustainability Award for launching the first commercial liquid-cooled base station with the potential to reduce carbon emissions by up to 80%.

Networks, Q4 2019 compared to Q4 2018

EUR million	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change		Constant currency YoY change
Net sales	5 439	5 276	3%		1%	18 209	17 404	5%		2%
Mobile Access	3 497	3 472	1%		(1)%	11 655	11 273	3%		1%
Fixed Access	543	542	0%		(1)%	1 881	1 980	(5)%		(8)%
IP Routing	845	794	6%		4%	2 921	2 545	15%		11%
Optical Networks	555	467	19%		16%	1 752	1 606	9%		6%
Gross profit	1 859	1 914	(3)%			5 577	6 035	(8)%
Gross margin %	34.2%	36.3%	(210	)bps		30.6%	34.7%	(410	)bps
R&D	(715)	(786)	(9)%			(2 943)	(3 091)	(5)%
SG&A	(473)	(575)	(18)%			(1 929)	(2 140)	(10)%
Other income and expenses	1	(39)				(40)	(31)
Operating profit/(loss)	671	515	30%			665	773	(14)%
Operating margin %	12.3%	9.8%	250	bps		3.7%	4.4%	(70	)bps

Networks net sales grew 3%. On a constant currency basis, Networks net sales grew 1%.

The growth in Networks net sales was primarily due to Optical Networks, IP Routing and, to a lesser extent, Mobile Access.

The growth in Optical Networks was primarily due to the timing of completions and acceptances of certain projects, with strong growth in Europe and North America. The growth in IP Routing was primarily due to our market-leading portfolio, with strong growth in North America. The slight growth in Mobile Access was primarily due to 5G radio technologies and network deployment services, partially offset by a decrease in 4G and other legacy radio technologies. From a regional perspective, the slight growth in Mobile Access was primarily driven by South Korea and Japan within Asia-Pacific, partially offset by declines in Greater China and North America. In Q4 2019, we experienced continued temporary capital expenditure constraints in North America related to customer merger activity, as well as continued competitive intensity.

The decrease in Networks gross profit was primarily due to Mobile Access, partially offset by IP Routing and Optical Networks. The decrease in Mobile Access gross profit was primarily due to lower gross margin, partially offset by higher net sales. The increase in IP Routing gross profit was due to higher net sales and higher gross margin. The increase in Optical Networks gross profit was primarily due to higher net sales.

In Q4 2019 and Q4 2018, Networks gross profit benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The lower gross margin in Mobile Access was primarily due to relatively high 5G product costs, as well as elevated levels of deployment services, consistent with being in the initial phase of 5G. This was partially offset by improvements across most services categories driven by strengthened operational execution, with a focus on cost discipline and initiatives to improve service delivery digitalization and automation. The higher gross margin in IP Routing was primarily due to our market-leading portfolio.

The decrease in Networks R&D expenses was primarily due to continued progress related to Nokia’s cost savings program, partially offset by higher 5G investments in Mobile Access.

In Q4 2019 and Q4 2018, Networks R&D expenses benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The decrease in Networks SG&A expenses was primarily due to Mobile Access, reflecting continued progress related to Nokia’s cost savings program.

In Q4 2019 and Q4 2018, Networks SG&A expenses benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The net positive fluctuation in Networks other income and expense was primarily due to a favorable movement in loss allowances for trade receivables.

Nokia Software, Q4 2019 compared to Q4 2018

EUR million	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change		Constant currency YoY change
Net sales	870	938	(7)%		(9)%	2 767	2 713	2%		(1)%
Gross profit	519	552	(6)%			1 453	1 367	6%
Gross margin %	59.7%	58.8%	90	bps		52.5%	50.4%	210	bps
R&D	(111)	(117)	(5)%			(458)	(485)	(6)%
SG&A	(101)	(105)	(4)%			(395)	(429)	(8)%
Other income and expenses	(4)	3				(11)	(3)
Operating profit/(loss)	304	333	(9)%			589	450	31%
Operating margin %	34.9%	35.5%	(60	)bps		21.3%	16.6%	470	bps

Nokia Software net sales decreased 7%. On a constant currency basis, Nokia Software net sales decreased 9%.

The net sales decline in Nokia Software was in comparison to a particularly strong Q4 2018, especially in North America and India, within Asia-Pacific. In addition, from a regional perspective, net sales declined in Greater China, consistent with our focus on improving our deal selectivity and margin. To a lesser extent, net sales also declined in India within Asia-Pacific, amid an India Supreme Court ruling requiring telecoms companies to pay retroactive license and spectrum fees. This was partially offset by strong sales growth in Europe. From a portfolio perspective, in Q4 2019, we saw sales growth in our market-leading cloud-native applications and services in the areas of digital intelligence, self-organizing networks and digital experience.

In full year 2019, Nokia Software’s sales performance was solid overall, with strong growth in most markets driven by our market leading software portfolio and strong execution by our dedicated software sales force. This was partially offset by declines in Greater China and India, due to the factors mentioned in the above paragraph. From a portfolio perspective, in full year 2019, our growth was led by digital intelligence, self-organizing networks and services.

In Q4 2019, the decrease in Nokia Software gross profit was primarily due to lower net sales, partially offset by higher gross margin. The decrease in Nokia Software R&D expenses was primarily due to improved R&D productivity, achieved through  investments in our Common Software Foundation. The decrease in Nokia Software SG&A expenses was primarily due to the integration and streamlining of core networks into our existing specialized software salesforce.

In Q4 2019 and Q4 2018, Nokia Software gross profit and operating expenses benefitted from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

Solid execution drove a healthy operating margin of 34.9% in Q4 2019, with improved gross margin and optimized R&D and SG&A expenses. This contributed to a 470 basis point improvement in operating margin in full year 2019, compared to full year 2018.

Nokia Technologies, Q4 2019 compared to Q4 2018

EUR million	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change		Constant currency YoY change
Net sales	376	423	(11)%		(11)%	1 487	1 501	(1)%		(2)%
Gross profit	373	420	(11)%			1 459	1 479	(1)%
Gross margin %	99.2%	99.3%	(10	)bps		98.1%	98.5%	(40	)bps
R&D	(27)	(38)	(29)%			(111)	(145)	(23)%
SG&A	(26)	(32)	(19)%			(101)	(127)	(20)%
Other income and expenses	(1)	(3)				(8)	(4)
Operating profit/(loss)	320	347	(8)%			1 239	1 203	3%
Operating margin %	85.1%	82.0%	310bps			83.3%	80.1%	320bps

Nokia Technologies net sales decreased 11% on both a reported and constant currency basis.

The EUR 376 million of net sales in the fourth quarter 2019 and the EUR 423 million of net sales in the fourth quarter 2018 both related entirely to licensing.

The decrease in Nokia Technologies net sales was primarily due to lower one-time licensing net sales. One-time net sales amounted to approximately EUR 20 million in the fourth quarter 2019 and approximately EUR 70 million in the fourth quarter 2018.

The decrease in Nokia Technologies operating expenses was primarily due to lower patent portfolio costs and lower licensing related litigation costs.

In Q4 2019 and Q4 2018, Nokia Technologies operating expenses benefitted slightly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

Group Common and Other, Q4 2019 compared to Q4 2018

EUR million	Q4’19	Q4’18	YoY change		Constant currency YoY change	Q1-Q4’19	Q1-Q4’18	YoY change		Constant currency YoY change
Net sales	231	257	(10)%		(11)%	952	1 025	(7)%		(7)%
Gross profit	8	29	(72)%			34	154	(78)%
Gross margin %	3.5%	11.3%	(780	)bps		3.6%	15.0%	(1 140	)bps
R&D	(70)	(75)	(7)%			(312)	(293)	6%
SG&A	(74)	(46)	61%			(269)	(200)	35%
Other income and expenses	(25)	17				57	93
Operating profit/(loss)	(161)	(74)				(490)	(246)
Operating margin %	(69.7)%	(28.8)%	(4 090	)bps		(51.5)%	(24.0)%	(2 750	)bps

Group Common and Other net sales decreased 10%. On a constant currency basis, net sales decreased 11%.

The net sales decrease in Group Common and Other was primarily due to Radio Frequency Systems, partially offset by growth in Alcatel Submarine Networks. The decrease in Radio Frequency Systems was primarily due to temporary capital expenditure constraints in North America related to customer merger activity and the absence of a large customer roll-out, which benefitted Q4 2018. The growth in Alcatel Submarine Networks was primarily due to the ramp-up of new projects, which is also expected to benefit full year 2020.

The decrease in Group Common and Other gross profit was primarily due to lower gross margin and lower net sales in Radio Frequency Systems.

The increase in Group Common and Other SG&A expenses was primarily due to investments to drive digitalization of internal processes.

In Q4 2019 and Q4 2018, Group Common and Other operating expenses benefitted significantly from reductions in annual employee incentives, which are calculated based on Nokia’s business performance.

The net negative fluctuation in Group Common and Other other income and expenses was primarily due to lower gains in Nokia’s venture fund investments.

Shares

The total number of Nokia shares on December 31, 2019, equaled 5 640 536 159. On December 31, 2019, Nokia and its subsidiary companies owned 34 954 869 Nokia shares, representing approximately 0.6% of the total number of Nokia shares and voting rights.

Financial statement information

Consolidated income statement (condensed, unaudited)

	Reported	Reported	Reported	Reported	Non-IFRS	Non-IFRS	Non-IFRS	Non-IFRS
EUR million	Q4’19	Q4’18	Q1-Q4’19	Q1-Q4’18	Q4’19	Q4’18	Q1-Q4’19	Q1-Q4’18
Net sales (notes 2, 3, 4)	6 903	6 869	23 315	22 563	6 903	6 872	23 344	22 580
Cost of sales	(4 191)	(4 108)	(14 989)	(14 117)	(4 144)	(3 957)	(14 821)	(13 545)
Gross profit (notes 2, 3)	2 712	2 761	8 326	8 446	2 759	2 915	8 523	9 035
Research and development expenses	(1 069)	(1 165)	(4 411)	(4 620)	(922)	(1 016)	(3 824)	(4 014)
Selling, general and administrative expenses	(774)	(933)	(3 101)	(3 463)	(674)	(758)	(2 694)	(2 896)
Other income and expenses	(66)	(111)	(329)	(422)	(28)	(21)	(2)	55
Operating profit/(loss) (notes 2, 3)	803	552	485	(59)	1 134	1 120	2 003	2 180
Share of results of associated companies and joint ventures	21	18	12	12	21	18	12	12
Financial income and expenses	(15)	(89)	(341)	(313)	(46)	(110)	(337)	(358)
Profit/(loss) before tax (note 2)	809	481	156	(360)	1 108	1 028	1 678	1 835
Income tax expense	(246)	(278)	(138)	(189)	(288)	(288)	(448)	(563)
Profit/(loss) from continuing operations (note 2)	563	203	18	(549)	821	741	1 230	1 272
Profit/(loss) attributable to equity holders of the parent	563	191	14	(554)	821	728	1 225	1 267
Non-controlling interests	0	13	4	5	0	13	4	5
Profit/(loss) from discontinued operations	0	2	(7)	214	0	0	0	0
Profit/(loss) attributable to equity holders of the parent	0	2	(7)	214	0	0	0	0
Non-controlling interests	0	0	0	0	0	0	0	0
Profit/(loss) for the period	563	206	11	(335)	821	741	1 230	1 272
Profit/(loss) attributable to equity holders of the parent	563	193	7	(340)	821	728	1 225	1 267
Non-controlling interests	0	13	4	5	0	13	4	5

Earnings per share, EUR (for profit/(loss) attributable to equity holders of the parent)
Basic earnings per share
Continuing operations	0.10	0.03	0.00	(0.10)	0.15	0.13	0.22	0.23
Discontinued operations	0.00	0.00	0.00	0.04	0.00	0.00	0.00	0.00
Profit/(loss) for the period	0.10	0.03	0.00	(0.06)	0.15	0.13	0.22	0.23
Diluted earnings per share
Continuing operations	0.10	0.03	0.00	(0.10)	0.15	0.13	0.22	0.23
Discontinued operations	0.00	0.00	0.00	0.04	0.00	0.00	0.00	0.00
Profit/(loss) for the period	0.10	0.03	0.00	(0.06)	0.15	0.13	0.22	0.23
Average number of shares (‘000 shares)
Basic
Continuing operations	5 604 881	5 592 577	5 599 912	5 588 020	5 604 881	5 592 577	5 599 912	5 588 020
Discontinued operations	5 604 881	5 592 577	5 599 912	5 588 020	5 604 881	5 592 577	5 599 912	5 588 020
Profit/(loss) for the period	5 604 881	5 592 577	5 599 912	5 588 020	5 604 881	5 592 577	5 599 912	5 588 020
Diluted
Continuing operations	5 622 823	5 615 353	5 626 375	5 588 020	5 622 823	5 615 353	5 626 375	5 612 477
Discontinued operations	5 622 823	5 615 353	5 599 912	5 612 477	5 622 823	5 615 353	5 626 375	5 612 477
Profit/(loss) for the period	5 622 823	5 615 353	5 626 375	5 588 020	5 622 823	5 615 353	5 626 375	5 612 477

The above condensed consolidated income statement should be read in conjunction with accompanying notes.

Consolidated statement of comprehensive income (condensed, unaudited)

	Reported	Reported	Reported	Reported
EUR million	Q4’19	Q4’18	Q1-Q4’19	Q1-Q4’18
Profit/(loss) for the period	563	206	11	(335)

Other comprehensive income
Items that will not be reclassified to profit or loss:
Remeasurements of defined benefit pensions	920	(74)	414	388
Income tax related to items that will not be reclassified to profit or loss	(237)	31	(95)	(90)
Items that may be reclassified subsequently to profit or loss:
Translation differences	(347)	172	260	401
Net investment hedges	78	(59)	(58)	(73)
Cash flow and other hedges	17	24	(2)	(53)
Financial assets at fair value through other comprehensive income	5	17	8	(45)
Other changes, net	2	(2)	0	1
Income tax related to items that may be reclassified subsequently to profit or loss	(19)	4	11	33

Other comprehensive income, net of tax	419	113	538	562

Total comprehensive income	982	319	549	227

Attributable to:
Equity holders of the parent	983	305	545	221
Non-controlling interests	(1)	14	4	6
	982	319	549	227

Attributable to equity holders of the parent:
Continuing operations	982	303	552	7
Discontinued operations	1	2	(7)	214
	983	305	545	221

Attributable to non-controlling interests:
Continuing operations	(1)	14	4	6
Discontinued operations	0	0	0	0
	(1)	14	4	6

The above condensed consolidated statement of comprehensive income should be read in conjunction with accompanying notes.

Consolidated statement of financial position (condensed, unaudited)

EUR million	December 31, 2019	December 31, 2018
ASSETS
Goodwill	5 527	5 452
Other intangible assets	2 429	3 353
Property, plant and equipment	1 856	1 790
Right-of-use assets (note 12)	912	0
Investments in associated companies and joint ventures	165	145
Non-current financial investments (note 8)	740	690
Deferred tax assets (note 6)	5 124	4 911
Other non-current financial assets (note 8)	445	373
Defined benefit pension assets (note 5)	4 830	4 224
Other non-current assets	292	308
Non-current assets	22 320	21 246
Inventories	2 936	3 168
Trade receivables (note 8)	5 025	4 856
Contract assets	1 489	1 875
Prepaid expenses and accrued income	908	1 024
Social security, VAT and other indirect taxes	543	514
Divestment related receivables	33	67
Other	332	443
Current income tax assets	279	227
Other current financial assets (note 8)	164	243
Current financial investments (note 8)	97	612
Cash and cash equivalents (note 8)	5 910	6 261
Current assets	16 808	18 266
Assets held for sale	0	5
Total assets	39 128	39 517

SHAREHOLDERS’ EQUITY AND LIABILITIES
Share capital	246	246
Share issue premium	427	436
Treasury shares	(352)	(408)
Translation differences	(372)	(592)
Fair value and other reserves	1 382	1 063
Reserve for invested unrestricted equity	15 607	15 606
Accumulated deficit	(1 613)	(1 062)
Total capital and reserves attributable to equity holders of the parent	15 325	15 289
Non-controlling interests	76	82
Total equity	15 401	15 371
Long-term interest-bearing liabilities (notes 8, 10)	3 985	2 826
Long-term lease liabilities (note 12)	771	2
Deferred tax liabilities (note 6)	390	350
Defined benefit pension and post-retirement liabilities (note 5)	4 343	4 327
Contract liabilities	915	1 113
Deferred revenue and other long-term liabilities	712	852
Deferred revenue	615	770
Other (note 8)	97	83
Provisions (note 9)	556	572
Non-current liabilities	11 672	10 042
Short-term interest-bearing liabilities (notes 8, 10)	292	994
Short-term lease liabilities (note 12)	259	0
Other financial liabilities (note 8)	803	891
Current income tax liabilities	187	268
Trade payables (note 8)	3 786	4 773
Contract liabilities	2 752	2 383
Accrued expenses, deferred revenue and other liabilities	3 323	3 940
Deferred revenue	155	155
Salaries, wages and social charges	1 236	1 426
Other	1 932	2 359
Provisions (note 9)	653	855
Current liabilities	12 055	14 104
Total shareholders’ equity and liabilities	39 128	39 517

Interest-bearing liabilities, EUR million	4 277	3 820
Shareholders’ equity per share, EUR	2.73	2.73
Number of shares (1 000 shares, excluding treasury shares)	5 605 581	5 593 162

The above condensed consolidated statement of financial position should be read in conjunction with accompanying notes.

Consolidated statement of cash flows (condensed, unaudited)

EUR million	Q4’19	Q4’18	Q1-Q4’19	Q1-Q4’18
Cash flow from operating activities
Profit/(loss) for the period	563	206	11	(335)
Adjustments	746	774	2 627	2 093
Depreciation and amortization	425	367	1 660	1 455
Impairment charges	13	2	102	55
Restructuring charges	20	40	398	238
Financial income and expenses	16	88	283	232
Income tax expense	252	274	140	64
Other	20	3	44	49
Change in net working capital	194	402	(1 788)	(943)
(Increase)/decrease in receivables	(355)	53	159	246
Decrease/(increase) in inventories	675	32	285	(544)
(Decrease)/increase in non-interest-bearing liabilities	(126)	317	(2 232)	(645)
Cash from operations	1 503	1 382	850	815
Interest received	23	15	57	68
Interest paid(1)	126	(25)	(1)	(159)
Income taxes paid, net	(63)	14	(516)	(364)
Net cash from operating activities	1 589	1 386	390	360
Cash flow from investing activities
Purchase of property, plant and equipment and intangible assets	(193)	(171)	(690)	(672)
Proceeds from sale of property, plant and equipment and intangible assets	21	51	39	88
Acquisition of businesses, net of cash acquired	0	0	0	(31)
Proceeds from disposal of businesses, net of disposed cash	0	(18)	19	(18)
Purchase of current financial investments	(53)	(384)	(473)	(2 104)
Proceeds from maturities and sale of current financial investments	59	581	991	2 397
Purchase of non-current financial investments	(91)	(47)	(180)	(145)
Proceeds from sale of non-current financial investments	31	90	144	170
Purchase of/payment of other long-term loans receivable	1	0	(21)	(1)
Other	2	1	4	1
Net cash (used in)/from investing activities	(223)	103	(167)	(315)
Cash flow from financing activities
Proceeds from stock option exercises	0	1	0	1
Purchase of equity instruments of subsidiaries	0	1	(1)	1
Proceeds from long-term borrowings	37	64	1 039	139
Repayment of long-term borrowings	0	(3)	(766)	(29)
(Repayment of)/proceeds from short-term borrowings	(122)	21	40	2
Payment of lease liabilities	(34)	(1)	(221)	(2)
Dividends paid	0	0	(570)	(1 081)
Net cash (used in)/from financing activities	(119)	83	(479)	(969)
Translation differences	(58)	(110)	(95)	(184)
Net increase/(decrease) in cash and cash equivalents	1 189	1 462	(351)	(1 108)
Cash and cash equivalents at beginning of period	4 721	4 799	6 261	7 369
Cash and cash equivalents at end of period	5 910	6 261	5 910	6 261

(1) Q4’19 interest paid includes inflow of approximately EUR 160 million related to the unwind settlements of certain interest rate derivatives used in hedging of long-term borrowings Consolidated statement of cash flows combines cash flows from both the continuing and the discontinued operations. The figures in the consolidated statement of cash flows cannot be directly traced from the statement of financial position without additional information as a result of acquisitions and disposals of subsidiaries and net foreign exchange differences arising on consolidation.

The above condensed consolidated statement of cash flows should be read in conjunction with accompanying notes.

Consolidated statement of changes in shareholders’ equity (condensed, unaudited)

EUR million	Share capital	Share issue premium	Treasury shares	Translation difference	Fair value and other reserves	Reserve for invested unrestricted equity	(Accumulated deficit)/retained earnings	Attributable to equity holders of the parent	Non-controlling interest	Total equity
January 1, 2018	246	447	(1 480)	(932)	842	15 616	1 345	16 084	80	16 164
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	293	0	0	293	0	293
Translation differences	0	0	0	402	0	0	0	402	0	402
Net investment hedges, net of tax	0	0	0	(61)	3	0	0	(58)	0	(58)
Cash flow hedges, net of tax	0	0	0	0	(43)	0	0	(43)	0	(43)
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	(38)	0	0	(38)	0	(38)
Other increase, net	0	0	0	0	6	0	(1)	5	1	6
Loss for the period	0	0	0	0	0	0	(340)	(340)	5	(335)
Total comprehensive income	0	0	0	341	221	0	(341)	221	6	227
Share-based payment	0	68	0	0	0	0	0	68	0	68
Excess tax benefit on share-based payment	0	6	0	0	0	0	0	6	0	6
Settlement of performance and restricted shares	0	(85)	72	0	0	(11)	0	(24)	0	(24)
Cancellation of treasury shares	0	0	1 000	0	0	0	(1 000)	0	0	0
Stock options exercise	0	0	0	0	0	1	0	1	0	1
Dividends	0	0	0	0	0	0	(1 063)	(1 063)	(5)	(1 068)
Acquisition of non-controlling interests	0	0	0	0	0	0	(1)	(1)	1	0
Other movements	0	0	0	(1)	0	0	(2)	(3)	0	(3)
Total of other equity movements	0	(11)	1 072	(1)	0	(10)	(2 066)	(1 016)	(4)	(1 020)
December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371

December 31, 2018	246	436	(408)	(592)	1 063	15 606	(1 062)	15 289	82	15 371
Adoption of IFRS 16(1)	0	0	0	0	0	0	4	4	0	4
January 1, 2019	246	436	(408)	(592)	1 063	15 606	(1 058)	15 293	82	15 375
Remeasurements of defined benefit pension plans, net of tax	0	0	0	0	319	0	0	319	0	319
Translation differences	0	0	0	260	0	0	0	260	0	260
Net investment hedges, net of tax	0	0	0	(40)	(6)	0	0	(46)	0	(46)
Cash flow hedges, net of tax	0	0	0	0	(1)	0	0	(1)	0	(1)
Financial assets at fair value through other comprehensive income, net of tax	0	0	0	0	6	0	0	6	0	6
Other increase/(decrease), net	0	0	0	0	1	0	(1)	0	0	0
Profit for the period	0	0	0	0	0	0	7	7	4	11
Total comprehensive income	0	0	0	220	319	0	6	545	4	549
Share-based payment	0	81	0	0	0	0	0	81	0	81
Excess tax benefit on share-based payment	0	(7)	0	0	0	0	0	(7)	0	(7)
Settlement of performance and restricted shares	0	(83)	56	0	0	1	0	(26)	0	(26)
Dividends	0	0	0	0	0	0	(560)	(560)	(10)	(570)
Other movements	0	0	0	0	0	0	(1)	(1)	0	(1)
Total of other equity movements	0	(9)	56	0	0	1	(561)	(513)	(10)	(523)
December 31, 2019	246	427	(352)	(372)	1 382	15 607	(1 613)	15 325	76	15 401

The above condensed consolidated statement of changes in shareholders’ equity should be read in conjunction with accompanying notes.

(1) Equity impact mainly relating to opening balance of subleases arising from the difference between right-of-use assets and lease receivables on adoption of IFRS 16, Leases, as of January 1, 2019.

Notes to Financial statements

1. BASIS OF PREPARATION (unaudited)

This unaudited and condensed consolidated financial statement information of Nokia has been prepared in accordance with IAS 34, Interim Financial Reporting, and it should be read in conjunction with the consolidated financial statements for 2018 prepared in accordance with IFRS as published by the IASB and adopted by the EU. The same accounting policies, methods of computation and applications of judgment are followed in this financial statement information as was followed in the consolidated financial statements for 2018 with the exception of changes resulting from adoption of IFRS 16, Leases as described in note 12, “New accounting standards”.

This financial report was authorized for issue by management on February 6, 2020.

Nokia presents financial information on reported, non-IFRS and constant currency basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. In order to allow full visibility on determining non-IFRS results, information on non-IFRS exclusions is presented separately for each of the components of profit or loss.

Constant currency reporting provides additional information on change in financial measures on a constant currency basis in order to better reflect the underlying business performance. Therefore, change in financial measures at constant currency excludes the impact of changes in exchange rates in comparison to euro, our reporting currency.

Non-IFRS or constant currency financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with IFRS, and either of these financial measures as used by Nokia may not be comparable to similarly titled measures used by other companies or persons.

In 2017, Nokia and China Huaxin Post & Telecommunication Economy Development Center (China Huaxin) commenced operations of the joint venture Nokia Shanghai Bell (NSB). As part of the transaction, China Huaxin obtained the right to fully transfer its ownership interest in NSB to Nokia in exchange for a future cash settlement. To reflect its conditional obligation to China Huaxin, Nokia derecognized the non-controlling interest and records the present value of the expected future cash settlement as a financial liability within current liabilities in line with the option exercise period. The unwinding of the present value discount on the financial liability was recorded as interest expense up to the commencement of the put option exercise period in July 2019. Any changes in the estimated future cash settlement are recorded within financial income and expense.

Management identified its geographic areas as the relevant category to present disaggregated revenue. Nokia’s primary customer base consists of companies that operate on a country specific or a regional basis and are subject to macroeconomic conditions specific to those geographic areas. Further, although Nokia’s technology cycle is similar around the world, each country or region is inherently in a different stage of that cycle, often influenced by macroeconomic conditions.  Each reportable segment, as described in note 3, “Segment Information”, operates in every geographic area as described in note 4 “Net Sales”. No reportable segment has a specific revenue concentration in any geographic area other than Nokia Technologies, which is included within Europe. Each type of customer, as disclosed in note 4, “Net Sales”, operates in all geographic areas.

Percentages and figures presented herein may include rounding differences and therefore may not add up precisely to the totals presented and may vary from previously published financial information.

New and amended standards and interpretations

On January 1, 2019, Nokia adopted IFRS 16, Leases. The nature of the new standard, impact of adoption on Nokia’s consolidated financial statements and changes to Nokia’s accounting policies resulting from the adoption are described in detail in note 12, “New accounting standards”. Other amendments and interpretations that became effective on January 1, 2019, did not have a material impact on Nokia’s consolidated financial statements.

New standards or amendments to existing standards issued by the IASB that are not yet effective are not expected to have a material impact on the consolidated financial statements of Nokia when adopted.

Currency exposures, approximately

	Q4’19		Q4’18		Q3’19
	Net sales	Total costs	Net sales	Total costs	Net sales	Total costs
EUR	~20%	~20%	~25%	~30%	~25%	~25%
USD	~50%	~50%	~45%	~45%	~50%	~45%
CNY	~5%	~10%	~10%	~10%	~5%	~10%
Other	~25%	~20%	~20%	~15%	~20%	~20%
Total	100%	100%	100%	100%	100%	100%

End of Q4’19 balance sheet rate 1 EUR = 1.12 USD, end of Q4’18 balance sheet rate 1 EUR = 1.15 USD and end of Q3’19 balance sheet rate 1 EUR = 1.09 USD

Exchange rates

Nokia is a company with global operations and net sales derived from various countries and invoiced in various currencies. Therefore, our business and results from operations are exposed to changes in exchange rates between the euro, our reporting currency, and other currencies, such as the US dollar and the Chinese yuan. To mitigate the impact of changes in exchange rates on our results, we hedge operative forecasted net foreign exchange exposures, typically within a 12-month horizon, and apply hedge accounting in the majority of cases.

2. NON-IFRS TO REPORTED RECONCILIATION (unaudited)

In addition to information on our reported IFRS results, Nokia provides certain information on a non-IFRS, or underlying business performance, basis. Non-IFRS measures presented in this document exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Nokia believes that the non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the above-described items. These non-IFRS financial measures should not be viewed in isolation or as substitutes to the equivalent IFRS measure(s), but should be used in conjunction with the most directly comparable IFRS measure(s) in the reported results.

Q4’19 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	6 903	(4 144)	(922)	(674)	(28)	1 134	(46)	(288)	821	821	0
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(2)					(2)		1	(1)	(1)
Amortization and depreciation of acquired intangible assets and property, plant and equipment			(144)	(89)		(233)		55	(178)	(178)
Transaction and related costs, including integration costs		1		(8)		(7)		2	(5)	(5)
Restructuring and associated charges	3	(14)		(2)	(25)	(38)		7	(31)	(31)
Product portfolio strategy costs		(34)	(2)	(1)	(3)	(41)		8	(33)	(33)
Impairment of assets, net of impairment reversals					(10)	(10)		2	(8)	(8)
Divestment of businesses				(1)		(1)			(1)	(1)
Change in financial liability to acquire NSB non-controlling interest						0	31		31	31
Deferred tax valuation allowance						0		(22)	(22)	(22)
Deferred tax expense due to tax rate changes						0		(10)	(10)	(10)
Total non-IFRS exclusions	1	(47)	(146)	(100)	(38)	(331)	31	42	(258)	(258)	0
Reported	6 903	(4 191)	(1 069)	(774)	(66)	803	(15)	(246)	563	563	0

Q4’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	6 872	(3 957)	(1 016)	(758)	(21)	1 120	(110)	(288)	741	728	13
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(3)					(3)		1	(2)	(2)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(1)	(144)	(88)		(234)		59	(175)	(175)
Transaction and related costs, including integration costs		(3)		(85)	(5)	(92)		20	(72)	(72)
Restructuring and associated charges					(58)	(58)		13	(46)	(46)
Product portfolio strategy costs		(134)	(5)		(2)	(142)		29	(112)	(112)
Divestment of businesses					(5)	(5)		1	(4)	(4)
Fair value changes of legacy IPR fund					(16)	(16)		(9)	(25)	(25)
Loss on sale of fixed assets					(5)	(5)		1	(4)	(4)
Costs associated with contract exit		(13)		(1)		(14)		3	(11)	(11)
Change in financial liability to acquire NSB non-controlling interest						0	21		21	21
Deferred tax valuation allowance						0		(70)	(70)	(70)
Deferred tax expense due to tax rate changes						0		(73)	(73)	(73)
Legal entity integration						0		35	35	35
Total non-IFRS exclusions	(3)	(151)	(149)	(174)	(90)	(568)	21	10	(537)	(537)	0
Reported	6 869	(4 108)	(1 165)	(933)	(111)	552	(89)	(278)	203	191	13

Q1-Q4’19 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	23 344	(14 821)	(3 824)	(2 694)	(2)	2 003	(337)	(448)	1 230	1 225	4
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(9)				3	(6)		2	(4)	(4)
Amortization and depreciation of acquired intangible assets and property, plant and equipment			(571)	(352)		(924)		215	(708)	(708)
Transaction and related costs, including integration costs				(50)	2	(48)		10	(37)	(37)
Restructuring and associated charges	(19)	(46)		(2)	(435)	(503)		100	(403)	(403)
Product portfolio strategy costs		(123)	(16)	(1)	(24)	(163)		32	(131)	(131)
Gain on defined benefit plan amendment					168	168		(34)	134	134
Impairment of assets, net of impairment reversals					(29)	(29)		4	(24)	(24)
Divestment of businesses		(1)		(1)	(1)	(3)			(3)	(3)
Operating model integration					(12)	(12)		30	19	19
Costs associated with contract exit		1			(1)	0	(68)	13	(54)	(54)
Change in financial liability to acquire NSB non-controlling interest						0	64		64	64
Deferred tax valuation allowance						0		(22)	(22)	(22)
Deferred tax expense due to tax rate changes						0		(42)	(42)	(42)
Total non-IFRS exclusions	(29)	(168)	(587)	(407)	(327)	(1 518)	(4)	310	(1 212)	(1 212)	0
Reported	23 315	(14 989)	(4 411)	(3 101)	(329)	485	(341)	(138)	18	14	4

Q1-Q4’18 EUR million	Net sales	Cost of sales	Research and development expenses	Selling, general and administrative expenses	Other income and expenses	Operating profit/(loss)	Financial income and expenses	Income tax (expense)/ benefit	Profit/(loss) from continuing operations	Attributable to the equity holders of the parent	Attributable to non- controlling interests
Non-IFRS	22 580	(13 545)	(4 014)	(2 896)	55	2 180	(358)	(563)	1 272	1 267	5
Release of acquisition-related fair value adjustments to deferred revenue and inventory	(16)					(16)		5	(11)	(11)
Amortization and depreciation of acquired intangible assets and property, plant and equipment		(6)	(576)	(358)		(940)		222	(717)	(717)
Transaction and related costs, including integration costs		(7)	(1)	(207)	(5)	(220)		48	(172)	(172)
Restructuring and associated charges				(1)	(319)	(321)		66	(255)	(255)
Product portfolio strategy costs		(548)	(28)		(7)	(583)		118	(465)	(465)
Impairment of assets					(48)	(48)		11	(37)	(37)
Divestment of businesses					(39)	(39)		5	(34)	(34)
Fair value changes of legacy IPR fund					(57)	(57)		1	(57)	(57)
Loss on sale of fixed assets					(1)	(1)		0	(1)	(1)
Costs associated with contract exit		(13)		(1)		(14)		3	(11)	(11)
Change in financial liability to acquire NSB non-controlling interest						0	6		6	6
Release of cumulative exchange differences related to abandonment of foreign operations						0	38	1	39	39
Deferred tax valuation allowance						0		(82)	(82)	(82)
Operating model integration						0		13	13	13
Deferred tax expense due to tax rate changes						0		(73)	(73)	(73)
Legal entity integration						0		35	35	35
Total non-IFRS exclusions	(17)	(572)	(606)	(567)	(477)	(2 239)	45	374	(1 821)	(1 821)	0
Reported	22 563	(14 117)	(4 620)	(3 463)	(422)	(59)	(313)	(189)	(549)	(554)	5

3. SEGMENT INFORMATION (unaudited)

Nokia has three reportable segments for financial reporting purposes: (1) Networks, (2) Nokia Software and (3) Nokia Technologies. Segment-level information for Group Common and Other is also presented.

Networks reportable segment consists of four aggregated operating segments: (1) Mobile Networks, (2) Global Services, (3) Fixed Networks and (4) IP/Optical Networks. The aggregated operating segments have similar economic characteristics, such as long-term margins; have similar products, production processes, distribution methods and customers; and operate in a similar regulatory environment.

In addition, Nokia provides net sales disclosure for the following businesses within Networks reportable segment: (i) Mobile Access (comprises Mobile Networks and Global Services operating segments), (ii) Fixed Access (comprises Fixed Networks operating segment), (iii) IP Routing (comprises part of IP/Optical Networks operating segment) and (iv) Optical Networks (comprises part of IP/Optical Networks operating segment).

Nokia adopted its current operational and reporting structure on January 1, 2019. The reporting structure was revised to better reflect Nokia’s strategy, organizational structure and the way the management evaluates operational performance and allocates resources. Previously Nokia had two businesses: Nokia’s Networks business and Nokia Technologies, and four reportable segments for financial reporting purposes: (1) Ultra Broadband Networks, (2) Global Services and (3) IP Networks and Applications within Nokia’s Networks business; and (4) Nokia Technologies. Furthermore, Ultra Broadband Networks was comprised of two aggregated operating segments: Mobile Networks and Fixed Networks, and IP Networks and Applications was comprised of two aggregated operating segments: IP/Optical Networks and Nokia Software. The most significant changes to the operational and reporting structure are the following: Nokia Software operating segment was moved from within IP Networks and Applications reportable segment into a separate reportable segment and activities related to the Cloud Core software portfolio were reclassified from the Mobile Networks and Global Services operating segments to the Nokia Software reportable segment. Additionally, the Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments were aggregated into one reportable segment called Networks.

The President and CEO is the chief operating decision maker and monitors the operating results of operating and reportable segments for the purpose of assessing performance and making decisions about resource allocation. Key financial performance measures of the segments include primarily net sales and operating profit. The evaluation of segment performance and allocation of resources is based on non-IFRS operating profit.

Accounting policies of the segments are the same as those described in note 2, “Significant accounting policies”, of Nokia’s Annual Report for 2018. Inter-segment revenues and transfers are accounted for as if the revenues were to third parties, that is, at current market prices. Non-IFRS exclusions are not allocated to the segments.

Networks

Networks comprises Mobile Networks, Global Services, Fixed Networks and IP/Optical Networks operating segments.

The Mobile Networks operating segment focuses on mobile radio including macro radio, small cells and cloud native radio solutions for communications service providers and enterprises.

Global Services operating segment provides a wide range of professional services with multi-vendor capabilities, covering network planning and optimization, network implementation, systems integration as well as company-wide managed services.

The Fixed Networks operating segment provides copper and fiber access products, solutions and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

The IP/Optical Networks operating segment provides IP routing and optical transport systems, each with their own software and services to build high capacity network infrastructure for the internet and global connectivity.

Nokia Software

The Nokia Software operating segment offers the Cloud Core software portfolio in addition to software applications spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies operating segment, building on decades of innovation and R&D leadership in technologies used in virtually all mobile devices used today, is expanding Nokia patent licensing business, reintroducing the Nokia brand to smartphones through brand licensing, and establishing a technology licensing business. The majority of net sales and related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Nokia Bell Labs are recorded in Nokia Technologies. Each reportable segment continues to separately record its own research and development expenses.

Group Common and Other

Group Common and Other includes Alcatel Submarine Networks and Radio Frequency Systems, both of which are managed as separate entities. In addition, Group Common and Other includes Nokia Bell Labs’ operating expenses, as well as certain corporate-level and centrally managed operating expenses.

Q4’19 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	5 439	870	376	231	(13)	6 903	1	6 903
Cost of sales	(3 580)	(351)	(3)	(223)	13	(4 144)	(47)	(4 191)
Gross profit	1 859	519	373	8	0	2 759	(47)	2 712
Gross margin %	34.2%	59.7%	99.2%	3.5%	40.0%	39.3%
Research and development expenses	(715)	(111)	(27)	(70)	0	(922)	(146)	(1 069)
Selling, general and administrative expenses	(473)	(101)	(26)	(74)	0	(674)	(100)	(774)
Other income and expenses	1	(4)	(1)	(25)	0	(28)	(38)	(66)
Operating profit/(loss)	671	304	320	(161)	0	1 134	(331)	803
Operating margin %	12.3%	34.9%	85.1%	(69.7)%		16.4%		11.6%
Depreciation and amortization	(147)	(22)	(8)	(15)	0	(192)	(233)	(425)
Share of results of associated companies and joint ventures	21	0	0	0	0	21	0	21
EBITDA	840	325	328	(146)	0	1 347	(98)	1 249

(1)Mobile Access net sales of EUR 3 497 million, Fixed Access net sales of EUR 543 million, IP Routing net sales of EUR 845 million and Optical Networks net sales of EUR 555 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q4’18 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	5 276	938	423	257	(21)	6 872	(3)	6 869
Cost of sales	(3 362)	(386)	(3)	(228)	21	(3 957)	(151)	(4 108)
Gross profit	1 914	552	420	29	0	2 915	(154)	2 761
Gross margin %	36.3%	58.8%	99.3%	11.3%		42.4%		40.2%
Research and development expenses	(786)	(117)	(38)	(75)	0	(1 016)	(149)	(1 165)
Selling, general and administrative expenses	(575)	(105)	(32)	(46)	0	(758)	(174)	(933)
Other income and expenses	(39)	3	(3)	17	0	(21)	(90)	(111)
Operating profit/(loss)	515	333	347	(74)	0	1 120	(568)	552
Operating margin %	9.8%	35.5%	82.0%	(28.8)%		16.3%		8.0%
Depreciation and amortization	(100)	(16)	(6)	(12)	0	(133)	(234)	(367)
Share of results of associated companies and joint ventures	18	0	0	0	0	18	0	18
EBITDA	633	349	353	(62)	0	1 272	(335)	937

(1)Mobile Access net sales of EUR 3 472 million, Fixed Access net sales of EUR 542 million, IP Routing net sales of EUR 794 million and Optical Networks net sales of EUR 467 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’19 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	18 209	2 767	1 487	952	(71)	23 344	(29)	23 315
Cost of sales	(12 632)	(1 314)	(28)	(918)	71	(14 821)	(168)	(14 989)
Gross profit	5 577	1 453	1 459	34	0	8 523	(197)	8 326
Gross margin %	30.6%	52.5%	98.1%	3.6%		36.5%		35.7%
Research and development expenses	(2 943)	(458)	(111)	(312)	0	(3 824)	(587)	(4 411)
Selling, general and administrative expenses	(1 929)	(395)	(101)	(269)	0	(2 694)	(407)	(3 101)
Other income and expenses	(40)	(11)	(8)	57	0	(2)	(327)	(329)
Operating profit/(loss)	665	589	1 239	(490)	0	2 003	(1 518)	485
Operating margin %	3.7%	21.3%	83.3%	(51.5)%		8.6%		2.1%
Depreciation and amortization	(566)	(85)	(31)	(54)	0	(736)	(924)	(1 660)
Share of results of associated companies and joint ventures	12	0	0	0	0	12	0	12
EBITDA	1 244	674	1 270	(436)	0	2 752	(594)	2 158

(1)Mobile Access net sales of EUR 11 655 million, Fixed Access net sales of EUR 1 881 million, IP Routing net sales of EUR 2 921 million and Optical Networks net sales of EUR 1 752 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

Q1-Q4’18 EUR million	Networks(1)	Nokia Software	Nokia Technologies	Group Common and Other	Eliminations	Non-IFRS total	Non-IFRS exclusions(2)	Nokia Total
Net sales	17 404	2 713	1 501	1 025	(63)	22 580	(17)	22 563
Cost of sales	(11 369)	(1 346)	(22)	(871)	63	(13 545)	(572)	(14 117)
Gross profit	6 035	1 367	1 479	154	0	9 035	(589)	8 446
Gross margin %	34.7%	50.4%	98.5%	15.0%		40.0%		37.4%
Research and development expenses	(3 091)	(485)	(145)	(293)	0	(4 014)	(606)	(4 620)
Selling, general and administrative expenses	(2 140)	(429)	(127)	(200)	0	(2 896)	(567)	(3 463)
Other income and expenses	(31)	(3)	(4)	93	0	55	(477)	(422)
Operating profit/(loss)	773	450	1 203	(246)	0	2 180	(2 239)	(59)
Operating margin %	4.4%	16.6%	80.1%	(24.0)%		9.7%		(0.3)%
Depreciation and amortization	(383)	(65)	(21)	(46)	0	(515)	(940)	(1 455)
Share of results of associated companies and joint ventures	12	0	0	0	0	12	0	12
EBITDA	1 169	515	1 224	(200)	0	2 708	(1 300)	1 408

(1)Mobile Access net sales of EUR 11 273 million, Fixed Access net sales of EUR 1 980 million, IP Routing net sales of EUR 2 545 million and Optical Networks net sales of EUR 1 606 million.

(2)Non-IFRS results exclude costs related to the Alcatel-Lucent transaction and related integration, goodwill impairment charges, intangible asset amortization and purchase price related items, restructuring and associated charges, and certain other items that may not be indicative of Nokia’s underlying business performance.

4. NET SALES (unaudited)

Net sales by geographic area

EUR million	Q4’19	Q4’18	YoY change	Q1-Q4’19	Q1-Q4’18	YoY change
Asia-Pacific	1 383	1 189	16%	4 556	4 081	12%
Europe	1 895	1 916	(1)%	6 620	6 489	2%
Greater China	469	622	(25)%	1 843	2 165	(15)%
Latin America	467	452	3%	1 472	1 380	7%
Middle East & Africa	619	564	10%	1 876	1 874	0%
North America	2 070	2 126	(3)%	6 948	6 574	6%
Total	6 903	6 869	0%	23 315	22 563	3%

Net sales by customer type

EUR million	Q4’19	Q4’18	YoY change	Q1-Q4’19	Q1-Q4’18	YoY change
Communication service providers	5 816	5 845	0%	19 558	18 955	3%
Enterprise	499	371	35%	1 409	1 167	21%
Licensees	376	423	(11)%	1 487	1 476	1%
Other(1)	213	230	(7)%	861	965	(11)%
Total	6 903	6 869	0%	23 315	22 563	3%

(1)Includes net sales of Alcatel Submarine Networks (ASN) and Radio Frequency Systems (RFS), both of which are being managed as separate entities, and certain other items, such as eliminations of inter-segment revenues and certain items related to purchase price allocation. ASN and RFS net sales include also revenue from communications service providers and enterprise customers.

5. PENSIONS AND OTHER POST-EMPLOYMENT BENEFITS (unaudited)

Nokia operates a number of post-employment plans in various countries including both defined contribution and defined benefit plans. Defined benefit plans include pension plans and post-retirement welfare benefit plans, providing post-retirement healthcare benefits and life insurance coverage. Defined benefit plans expose Nokia to actuarial risks such as investment risk, interest rate risk, and life expectancy risk. The characteristics and associated risks of the defined benefit plans vary depending on legal, fiscal, and economic requirements in each country.

Nokia remeasures all pension and post-retirement plan assets and liabilities annually through valuations performed by external actuaries. The remeasurement of all plan assets and liabilities has been performed as of December 31, 2019.

Change in pension and post-retirement net asset/(liability) recognized

	December 31, 2019			December 31, 2018
EUR million	Pension benefits(1)	Post- retirement benefits	Total	Pension benefits(1)	Post- retirement benefits	Total
Net asset/(liability) recognized at January 1	1 884	(1 987)	(103)	1 525	(1 986)	(461)
Current service cost	(155)	0	(155)	(162)	0	(162)
Net interest income/(expense)	60	(68)	(8)	48	(64)	(16)
Curtailment	(13)	2	(11)	(43)	0	(43)
Pension and healthcare plan amendments	(22)	165	143	(12)	0	(12)
Business combinations	0	0	0	(1)	0	(1)
Total expense recognized in the income statement	(130)	99	(31)	(170)	(64)	(234)
Actuarial (losses)/gain for the period	884	(100)	784	326	144	470
Change in asset ceiling, excluding amounts included in net interest (expense)	(370)	0	(370)	(82)	0	(82)
Total recognized in other comprehensive income	514	(100)	414	244	144	388
Exchange differences	61	(44)	17	118	(87)	31
Contributions and benefits paid	187	14	201	181	6	187
Other movements(2)	(168)	157	(11)	(14)	0	(14)
Net asset/(liability) recognized at the end of the period	2 348	(1 861)	487	1 884	(1 987)	(103)
of which:
- Defined benefit pension assets	4 830	0	4 830	4 224	0	4 224
- Defined benefit pension and post-retirement liabilities	(2 482)	(1 861)	(4 343)	(2 340)	(1 987)	(4 327)

(1)Includes pensions, retirement indemnities and other post-employment plans.

(2)Includes Section 420 transfers, medicare subsidies, and other transfers.

Weighted average discount rates	December 31, 2019	December 31, 2018
U.S. Pension	2.8	3.9
U.S. Post-retirement healthcare and other	2.6	3.7
U.S. Post-retirement group life	2.9	4.0
Euro - Pension(1)	0.8	1.5
U.K. - Pension	1.9	2.7

(1)Includes pensions, retirement indemnities and end-of service gratuities.

Funded status	December 31, 2019	December 31, 2018
Defined benefit obligation	(24 663)	(23 955)
Fair value of plan assets	26 180	24 479
Funded status	1 517	524
Impact of the asset ceiling	(1 030)	(627)
Net liability recognized at end of period	487	(103)

6. DEFERRED TAXES (unaudited)

At December 31, 2019, Nokia had recognized deferred tax assets of EUR 5.1 billion (EUR 4.9 billion at December 31, 2018). The deferred tax assets are recognized to the extent it is probable that taxable profit will be available against which the tax losses, tax credits and deductible temporary differences can be utilized in the relevant jurisdictions. The majority of Nokia’s recognized deferred tax assets relate to unused tax losses, tax credits and deductible temporary differences in Finland (EUR 2.8 billion) and the United States (EUR 1.1 billion).

Nokia continually evaluates the probability assessment in respect of the utilization of deferred tax assets. As it relates to Finland, Nokia has considered the following favorable and unfavorable factors in this assessment:

•        The recent years’ cumulative profitability in Finland, excluding certain integration costs in Finland related to the acquisition of Alcatel Lucent in 2016, which are considered as non-recurring in nature.

•        The historical and expected future positive impact on Finnish taxable income from the Nokia Technologies business.

•        The risks and investments related to 5G rollout.

•        The relevant attributes underlying the deferred tax assets are generally not subject to expiry.

Based on its assessment, Nokia has concluded that it is probable that it will be able to utilize the tax losses, tax credits and deductible temporary differences in Finland. Nokia will continue to monitor the above factors, including in particular its actual profit record, in upcoming periods.

As it relates to the United States, Nokia has an established pattern of sufficient tax profitability to conclude that it is probable that it will utilize the deferred tax assets.

At December 31, 2019, Nokia had unrecognized deferred tax assets of approximately EUR 5 billion (EUR 5 billion at December 31, 2018) related to unused tax losses, tax credits and deductible temporary differences. The majority of the unrecognized deferred tax assets relate to France (approximately EUR 4 billion). These deferred tax assets have not been recognized due to uncertainty regarding their utilization. A significant portion of the French unrecognized deferred tax assets are indefinite in nature and available against future French tax liabilities, subject to a limitation of 50% of annual taxable profits.

At December 31, 2019, Nokia had deferred tax liabilities of EUR 0.4 billion (EUR 0.4 billion at December 31, 2018). The majority of the deferred tax liabilities relate to the fair value adjustments on the purchase accounting of Alcatel-Lucent acquisition.

7. NET CASH AND CURRENT FINANCIAL INVESTMENTS (unaudited)

EUR million	December 31, 2019	December 31, 2018	September 30, 2019
Current financial investments	97	612	103
Cash and cash equivalents	5 910	6 261	4 721
Total cash and current financial investments	6 007	6 873	4 824
Long-term interest-bearing liabilities(1)	3 985	2 826	4 063
Short-term interest-bearing liabilities(1)	292	994	417
Total interest-bearing liabilities	4 277	3 820	4 480
Net cash and current financial investments	1 730	3 053	344

(1)Lease liabilities are not included in interest-bearing liabilities.

8. FAIR VALUE OF FINANCIAL INSTRUMENTS (unaudited)

Financial assets and liabilities recorded at fair value are categorized based on the amount of unobservable inputs used to measure their fair value. Three hierarchical levels are based on an increasing amount of judgment associated with the inputs used to derive fair valuation for these assets and liabilities; Level 1 being market values for exchange traded products, Level 2 being primarily based on quotes from third-party pricing services and Level 3 requiring most management judgment. For more information about the valuation methods and principles, refer to note 2, “Significant accounting policies” and note 24, “Fair value of financial instruments”, of our Annual Report for 2018. Items carried at fair value in the following table are measured at fair value on a recurring basis.

	Carrying amounts								Fair value
		Fair value through profit or loss			Fair value through other comprehensive income
EUR million	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At December 31, 2019
Non-current financial investments	0	0	0	740	0	0	0	740	740
Other non-current financial assets	165	0	171	6	0	103	0	445	430
Other current financial assets including derivatives	46	0	81	0	0	37	0	164	164
Trade receivables	0	0	0	0	0	5 025	0	5 025	5 025
Current financial investments	42	0	51	0	0	4	0	97	97
Cash and cash equivalents	4 090	0	1 820	0	0	0	0	5 910	5 910
Total financial assets	4 343	0	2 123	746	0	5 169	0	12 381	12 366
Long-term interest-bearing liabilities	3 985	0	0	0	0	0	0	3 985	4 056
Other long-term financial liabilities	0	0	10	20	0	0	0	30	30
Short-term interest-bearing liabilities	292	0	0	0	0	0	0	292	292
Other short-term financial liabilities including derivatives	0	0	164	639	0	0	0	803	803
Trade payables	3 786	0	0	0	0	0	0	3 786	3 786
Total financial liabilities	8 063	0	174	659	0	0	0	8 896	8 967

	Carrying amounts								Fair value
		Fair value through profit or loss			Fair value through other comprehensive income
EUR million	Amortized cost	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3	Total	Total
At December 31, 2018
Non-current financial investments	0	8	0	682	0	0	0	690	690
Other non-current financial assets	188	0	94	6	0	85	0	373	357
Other current financial assets including derivatives	20	0	131	0	0	92	0	243	243
Trade receivables	0	0	0	0	0	4 856	0	4 856	4 856
Current financial investments	106	0	52	0	0	454	0	612	612
Cash and cash equivalents	4 531	0	1 730	0	0	0	0	6 261	6 261
Total financial assets	4 845	8	2 007	688	0	5 487	0	13 035	13 019
Long-term interest-bearing liabilities	2 826	0	0	0	0	0	0	2 826	2 818
Other long-term financial liabilities	0	0	0	14	0	0	0	14	14
Short-term interest-bearing liabilities	994	0	0	0	0	0	0	994	997
Other short-term financial liabilities including derivatives	0	0	198	693	0	0	0	891	891
Trade payables	4 773	0	0	0	0	0	0	4 773	4 773
Total financial liabilities	8 593	0	198	707	0	0	0	9 498	9 493

Lease liabilities are not included in the fair value of financial instruments.

Level 3 Financial assets include a large number of investments in unlisted equities and unlisted venture funds, including investments managed by NGP Capital specializing in growth-stage investing.

Level 3 Financial liabilities include a conditional obligation to China Huaxin related to Nokia Shanghai Bell.

Reconciliation of the opening and closing balances on level 3 financial assets and liabilities:

EURm	Level 3 Financial Assets	Level 3 Financial Liabilities
Balance at December 31, 2018	688	(707)
Net gains/(losses) in income statement	49	35
Additions	90	0
Deductions	(79)	1
Other movements	(2)	12
Balance at December 31, 2019	746	(659)

The gains and losses from venture fund and similar investments categorized in level 3 are included in other operating income and expenses. The gains and losses from other level 3 financial assets and liabilities are recorded in financial income and expenses. A net gain of EUR 73 million (net loss of EUR 96 million in 2018) related to level 3 financial instruments held at December 31, 2019, was included in the profit and loss during 2019.

9. PROVISIONS (unaudited)

EUR million	Restructuring	Divestment related	Warranty	Project losses	Litigation	Environmental liabilities	Material liability	Other	Total
At January 1, 2019	493	66	195	55	109	108	72	329	1 427
Translation differences	1	1	0	0	(1)	2	1	0	4
Reclassification(1)	(55)	0	0	0	(1)	0	0	(9)	(65)
Charged to income statement	397	(16)	76	0	7	24	41	18	547
Additional provisions	442	0	122	0	18	32	79	76	769
Changes in estimates	(45)	(16)	(46)	0	(11)	(8)	(38)	(58)	(222)
Utilized during period(2)	(459)	0	(104)	(5)	(39)	(7)	(33)	(57)	(704)
At December 31, 2019	377	51	167	50	75	127	81	281	1 209

(1)The reclass in restructuring provisions is based on adoption of IFRS 16.

(2)The utilization of restructuring provision includes items transferred to accrued expenses, of which EUR 78 million remained in accrued expenses as of December 31, 2019.

10. INTEREST-BEARING LIABILITIES (unaudited)

			Nominal		Carrying amount (EUR million)
Issuer/Borrower	Instrument	Currency	(million)	Final maturity	December 31, 2019	December 31, 2018
Nokia Corporation	6.75% Senior Notes(1)	EUR	231	February 2019	0	232
Nokia Corporation	5.375% Senior Notes(2)	USD	581	May 2019	0	507
Nokia Corporation	1.00% Senior Notes	EUR	500	March 2021	499	499
Nokia Corporation	3.375% Senior Notes	USD	500	June 2022	445	423
Nokia Corporation	2.00% Senior Notes	EUR	750	March 2024	766	750
Nokia Corporation	NIB R&D Loan(3)	EUR	250	May 2025	250	0
Nokia Corporation	2.00% Senior Notes(4)	EUR	750	March 2026	765	0
Nokia Corporation	4.375% Senior Notes	USD	500	June 2027	452	415
Nokia of America Corporation	6.50% Senior Notes	USD	74	January 2028	66	65
Nokia of America Corporation	6.45% Senior Notes	USD	206	March 2029	185	182
Nokia Corporation	6.625% Senior Notes	USD	500	May 2039	517	455
Nokia Corporation and various subsidiaries	Other liabilities				332	292
Total					4 277	3 820

(1)Nokia repaid its EUR 231 million 6.75% Senior Notes in February 2019.

(2)Nokia repaid its USD 581 million 5.375% Senior Notes in May 2019.

(3)Nokia drew an amortizing loan from Nordic Investment Bank (NIB) in May 2019. The loan is repayable in three equal annual installments in 2023, 2024 and 2025.

(4)Nokia issued EUR 750 million 2.00% Senior Notes due 2026 under its EUR 5 billion Euro Medium-Term Note Programme in March 2019.

Significant credit facilities and funding programs:

Committed / Uncommited	Financing arrangement	Currency	Nominal (million)	Utilized as of December 31, 2019	Utilized as of December 31, 2018
Committed	Revolving Credit Facility(1)	EUR	1 500	—	—
Committed	EIB R&D Loan Facility(2)	EUR	500	—	—
Uncommitted	Finnish Commercial Paper Programme	EUR	750	—	—
Uncommitted	Euro Medium-Term Note Programme(3)	EUR	5 000	2 000	1 250

(1)In June 2019, Nokia refinanced its EUR 1 579 million revolving credit facility maturing in June 2020 with EUR 1 500 million five-year revolving credit facility with two one-year extension options.

(2)The loan facility of EUR 500 million with the European Investment Bank (EIB) has not yet been disbursed and will have an average maturity of approximately five years after disbursement. The availability period of the loan facility ends in February 2020.

(3)All euro-denominated bonds are issued under Euro Medium-Term Note Programme.

All borrowings and credit facilities presented in the tables above are senior unsecured and have no financial covenants.

11. COMMITMENTS AND CONTINGENCIES (unaudited)

EUR million	December 31, 2019	December 31, 2018
Contingent liabilities on behalf of Group companies(1)
Guarantees issued by financial institutions	1 721	1 570
Other guarantees	54	505
Contingent liabilities on behalf of other companies
Other guarantees	5	25
Financing commitments
Customer finance commitments	303	313
Financing commitments to associated companies	10	20
Venture fund commitments	244	314

(1)In contingent liabilities on behalf of Group companies Nokia reports guarantees that have been given to third parties in the normal course of business. These are mainly guarantees given by financial institutions to Nokia’s customers for the performance of Nokia’s obligations under supply agreements, including tender bonds, performance bonds, and warranty bonds issued by financial institutions on behalf of Nokia. Additionally, Nokia has issued corporate guarantees with primary obligation given directly to customers with these guarantees amounting to EUR 969 million (EUR 1 041 million at December 31, 2018). In Other guarantees Nokia reports guarantees related to non-commercial contracts that support Nokia’s business activities. As a result of internal policies and active management of outstanding guarantee exposure, Nokia has not been subject to any material guarantee claims during recent years.

The amounts represent the maximum principal amount of commitments and contingencies.

12. NEW ACCOUNTING STANDARDS (unaudited)

IFRS 16 Leases

IFRS 16, Leases, (IFRS 16) was issued in January 2016 and sets out the requirements for the recognition, measurement, presentation and disclosure of leases. IFRS 16 provides a single lessee accounting model, requiring lessees to recognize right-of-use assets and lease liabilities for most leases, excluding short-term leases, in the consolidated statement of financial position.

Nokia adopted IFRS 16 on the effective date of January 1, 2019 using the cumulative catch-up transition method. In accordance with the IFRS 16 transition guidance, comparative information is not restated. Key judgments and estimates used under IFRS 16 primarily relate to the evaluation of lease terms and the use of discount rates.

Use of practical expedients

IFRS 16 allows for entities to elect a number of practical expedients to simplify the initial adoption of IFRS 16 as well as the ongoing application of IFRS 16.

Nokia elected to adopt the following practical expedients upon adoption of IFRS 16:

•      Nokia applied IFRS 16 to contracts that were previously identified as leases applying IAS 17, Leases, and IFRIC 4, Determining whether an Arrangement contains a Lease;

•      Nokia adjusted the right-of-use assets by the amount of onerous lease contract provisions recognized in the consolidated statement of financial position in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets; and

•      Nokia excluded initial direct costs related to the execution of lease contracts from the measurement of the right-of-use assets.

•      Nokia applied hindsight to estimate the lease term for all lease contracts existing on the effective date of January 1, 2019.

Nokia elected to adopt the following practical expedients on an ongoing basis:

•      Nokia will not separate non-lease components from lease components and will instead account for each lease component and associated non-lease component as a single lease component; and

•      Nokia will not recognize any short-term leases on the consolidated statement of financial position where the lease term is 12 months or less at the lease commencement date. Instead, Nokia will recognize the lease payments associated with short-term leases as an expense recognized on a basis representative of the pattern of the lease’s benefit.

In accordance with the requirements of the previous accounting standard, IAS 17 Leases, Nokia disclosed non-cancellable operating lease commitments of EUR 1 099 million within Note 30 Commitments and contingencies of the 2018 annual report. As of January 1, 2019, Nokia recorded lease liabilities in accordance with IFRS 16 of EUR 1 066 million for leases which had previously been classified as operating leases under the requirements of IAS 17. These lease liabilities were measured at the present value of remaining lease payments, using a discount rate based on Nokia’s estimated incremental borrowing rate. As of January 1, 2019, the weighted average discount rate was 2.6%. The IFRS 16 lease liabilities were at a similar level to the IAS 17 non-cancellable operating lease commitments due to offsetting impacts from the following accounting policy changes related to the adoption of IFRS 16:

•      IFRS 16 lease liabilities were higher than the IAS 17 non-cancellable operating lease commitments due to:

•      Inclusion of renewal option periods in the estimated lease term for certain IFRS 16 lease contracts whereas the IAS 17 disclosure included only lease commitments over the non-cancellable lease term
•      Application of the practical expedient under IFRS 16 which allows for the inclusion of certain non-lease components in the determination of the IFRS 16 lease liabilities

•      IFRS 16 lease liabilities were lower than the IAS 17 non-cancellable operating lease commitments due to:

•      Exclusion of lease contracts from the determination of the IFRS 16 lease liabilities where the commencement date was subsequent to January 1, 2019

•      Application of the practical expedient under IFRS 16 which allows for the exemption of short-term leases from lease accounting

•      The effect from discounting the future lease payments in the determination of the present value of the IFRS 16 lease liabilities

IFRS 16 opening balance sheet impact

On adoption, all lease liabilities were recorded with an equal amount recorded for the related right-of-use assets. The right-of-use assets were then adjusted for onerous lease contract provisions and accrued lease payments recognized in the statement of financial position immediately before adoption and for sublease receivables recognized upon adoption. The following table depicts the opening balances recorded upon adoption of IFRS 16 on January 1, 2019:

EUR million	January 1, 2019
Right-of-use assets	975
Lease liabilities, long-term and short-term	1 066

The adoption of IFRS 16 slightly reduced operating loss in 2019 as the interest component on the lease payments is recognized as interest expense of EUR 28 million within financial income and expenses. In the consolidated statement of cash flows, cash flow from operating activities increased in 2019 as the principal component of lease payments of EUR 221 million was recorded within cash flow from financing activities. Nokia’s activities as a lessor are not material and hence Nokia does not expect any material impact on the consolidated financial statements related to such activities.

13. PERFORMANCE MEASURES (unaudited)

In the reporting of financial information, Nokia has adopted various performance measures of historical or future financial performance, position or cash flows other than those defined or specified under International Financial Reporting Standards (IFRS). These measures are not defined by IFRS and therefore may not be directly comparable with financial measures used by other companies, including those in Nokia’s industry. The following table provides summarized information on the performance measures included in this interim report.

Performance measure	Definition	Purpose
Key performance measures
Non-IFRS measures

Non-IFRS measures exclude costs related to the acquisition of Alcatel-Lucent and related integration, goodwill impairment charges, intangible asset amortization and other purchase price fair value adjustments, restructuring and associated charges and certain other items that may not be indicative of Nokia’s underlying business performance. Refer to note 2, “Non-IFRS to reported reconciliation”.

We believe that our non-IFRS results provide meaningful supplemental information to both management and investors regarding Nokia’s underlying business performance by excluding the non-IFRS items that may not be indicative of Nokia’s business operating results. Non-IFRS operating profit is used in determining management remuneration.

Constant currency measures

When financial measures are reported on a constant currency basis, exchange rates used to translate the amounts in local currencies to euro, our reporting currency, are the average actual periodic exchange rates for the comparative financial period. Therefore, the constant currency measures exclude the impact of changes in exchange rates during the current period in comparison to euro.

We provide additional information on a constant currency basis in order to better reflect the underlying business performance.
Other performance measures
Recurring/One-time measures

Recurring measures, such as recurring net sales, are based on revenues that are likely to continue in the future. Recurring measures exclude e.g. the impact of catch-up net sales relating to prior periods. One-time measures, such as one-time net sales, reflect the revenues that are not likely to continue in the future.

We use recurring/one-time measures to improve comparability between financial periods.
Total cash and current financial investments	Total cash and current financial investments consist of cash and cash equivalents and current financial investments.	Total cash and current financial investments is used to indicate funds available to Nokia to run its current and invest in future business activities as well as provide return for security holders.
Net cash and current financial investments

Net cash and current financial investments equals total cash and current financial investments less long-term and short-term interest-bearing liabilities. Lease liabilities are not included in interest-bearing liabilities. Refer to note 7, “Net cash and current financial investments”.

Net cash and current financial investments is used to indicate Nokia’s liquidity position after cash required to settle the interest-bearing liabilities.
EBITDA	Operating profit/(loss) before depreciations and amortizations and adjusted for share of results of associated companies and joint ventures.	We use EBITDA as a measure of Nokia’s operating performance.
Adjusted profit/(loss) before changes in net working capital	Profit/(loss) for the period adjusted for the movements in non-cash items before changes in net working capital.	We use adjusted profit/(loss) before changes in net working capital to provide a structured presentation of cash flows.
Free cash flow

Net cash from operating activities - purchases of property, plant and equipment and intangible assets (capital expenditures) + proceeds from sale of property, plant and equipment and intangible assets — purchase of non-current financial investments + proceeds from sale of non-current financial investments.

Free cash flow is the cash that Nokia generates after net investments to tangible, intangible and non-current financial investments and it represents the cash available for distribution among its security holders. It is a measure of cash generation, working capital efficiency and capital discipline of the business.

Capital expenditure	Purchases of property, plant and equipment and intangible assets (excluding assets acquired under business combinations).	We use capital expenditure to describe investments in profit generating activities in the future.
Recurring annual cost savings	Reduction in cost of sales and operating expenses resulting from the cost savings program and the impact of which is considered recurring in nature.	We use recurring annual cost savings measure to monitor the progress of our cost savings program established after the Alcatel-Lucent transaction against plan.
Restructuring and associated charges, liabilities and cash outflows	Charges, liabilities and cash outflows related to activities that either meet the strict definition of restructuring under IFRS or are closely associated with such activities.	We use restructuring and associated charges, liabilities and cash outflows to measure the progress of our integration and transformation activities.
Charges and cash outflows related to network equipment swaps	Charges and cash outflows related to product portfolio integration for key customers.	We use charges and cash outflows related to network equipment swaps to measure the progress of our integration and transformation activities.

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers; 19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

This financial report was authorized for issue by management on February 6, 2020.

Media and Investor Contacts:

Communications, tel. +358 10 448 4900 email: press.services@nokia.com
Investor Relations, tel. +358 4080 3 4080 email: investor.relations@nokia.com

•                  Nokia plans to publish its “Nokia in 2019” annual report, which includes the review by the Board of Directors and the audited annual accounts, in week 10 of 2020. The annual report will be available at www.nokia.com/financials.

•                  Nokia’s Annual General Meeting 2020 is planned to be held on April 8, 2020.

•                  Nokia plans to publish its first quarter 2020 results on April 30, 2020.

•                  Nokia plans to publish its second quarter and half year 2020 results on July 31, 2020.

•                  Nokia plans to publish its third quarter and January-September 2020 results on October 29, 2020.

Nokia Corporation
Stock Exchange Release
February 6, 2020 at 8:30 (CET +1)

Nokia Board of Directors resolved to issue shares to the company and resolved on a directed share issuance for the settlement of shares under previous Nokia Equity Programs

The Board of Directors has resolved to issue 13 350 000 new shares in a directed share issuance without consideration to Nokia Corporation to be later used to fulfil the company’s obligations primarily under its equity plans to be settled in 2020.

Nokia expects that the shares are registered with the Finnish Trade Register on or about February 7, 2020 and the shares will carry the shareholder rights attached to them as of the registration date. The total number of Nokia shares following the registration will equal 5 653 886 159 and following the issuance the number of shares held by Nokia Corporation will equal 36 846 208. The new shares are expected to commence trading on Nasdaq Helsinki as of February 10, 2020, and on Euronext Paris as of February 11, 2020, together with other Nokia shares (NOKIA). Euronext Paris will publish a separate notice announcing the admission of the new shares to trading on Euronext Paris.

Additionally, the Board of Directors has resolved on a directed issuance of a maximum number of 13 350 000 Nokia shares (NOKIA) held by the company, as a result of the above issuance of new shares, to settle its commitments under the 2016, 2017, 2018 and 2019 Restricted Share plans, the 2017 Performance Share plan and the 2019 Employee Share Purchase Plan in respect of shares to be delivered to plan participants in 2020. The shares are issued without consideration.

Both resolutions to issue shares are based on the authorization granted to the Board of Directors by the Annual General Meeting on May 21, 2019.

About Nokia
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Our communications service provider customers support more than 6.1 billion subscriptions with our radio networks, and our enterprise customers have deployed over 1,000 industrial networks worldwide. Adhering to the highest ethical standards, we transform how people live, work and communicate. For our latest updates, please visit us online www.nokia.com and follow us on Twitter @nokia.

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FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia’s current expectations and views of future developments and include statements regarding: A) expectations, plans or benefits related to our strategies, growth management and operational key performance indicators; B) expectations, plans or benefits related to future performance of our businesses and any expected future dividends including timing and qualitative and quantitative thresholds associated therewith; C) expectations and targets regarding financial performance, cash generation, results, the timing of receivables, operating expenses, taxes, currency exchange rates, hedging, cost savings, product cost reductions and competitiveness, as well as results of operations including targeted synergies, better commercial management and those results related to market share, prices, net sales, income and margins; D) expectations, plans or benefits related to changes in organizational and operational structure; E) expectations regarding competition within our market, market developments, general economic conditions and structural and legal change globally and in national and regional markets, such as China; F) our ability to integrate acquired businesses into our operations and achieve the targeted business plans and benefits, including targeted benefits, synergies, cost savings and efficiencies; G) expectations, plans or benefits related to any future collaboration or to business collaboration agreements or patent license agreements or arbitration awards, including income to be received under any collaboration or partnership, agreement or award; H) timing of the deliveries of our products and services, including our short term and longer term expectations around the rollout of 5G, investment requirements with such rollout, and our ability to capitalize on such rollout; as well as the overall readiness of the 5G ecosystem; I) expectations and targets regarding collaboration and partnering arrangements, joint ventures or the creation of joint ventures, and the related administrative, legal, regulatory and other conditions, as well as our expected customer reach; J) outcome of pending and threatened litigation, arbitration, disputes, regulatory proceedings or investigations by authorities; K) expectations regarding restructurings, investments, capital structure optimization efforts, uses of proceeds from transactions, acquisitions and divestments and our ability to achieve the financial and operational targets set in connection with any such restructurings, investments, capital structure optimization efforts, divestments and acquisitions, including our current cost savings program; L) expectations, plans or benefits related to future capital expenditures, reduction of support function costs, temporary incremental expenditures or other R&D expenditures to develop or rollout software and other new products, including 5G and increased digitalization; M) expectation regarding our customers’ future capital expenditure constraints and our ability to satisfy customer concerns; and N) statements preceded by or including “believe”, “expect”, “expectations”, “consistent”, “deliver”, “maintain”, “strengthen”, “target”, “estimate”, “plan”, “intend”, “assumption”, “focus”, “continue”, “should”, “will” or similar expressions.

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These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to it. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences include, but are not limited to: 1) our strategy is subject to various risks and uncertainties and we may be unable to successfully implement our strategic plans, sustain or improve the operational and financial performance of our business groups, correctly identify or successfully pursue business opportunities or otherwise grow our business; 2) general economic and market conditions, general public health conditions (including its impact on our supply chains) and other developments in the economies where we operate, including the timeline for the deployment of 5G and our ability to successfully capitalize on that deployment ; 3) competition and our ability to effectively and profitably invest in existing and new high-quality products, services, upgrades and technologies and bring them to market in a timely manner; 4) our dependence on the development of the industries in which we operate, including the cyclicality and variability of the information technology and telecommunications industries and our own R&D capabilities and investments; 5) our dependence on a limited number of customers and large multi-year agreements, as well as external events impacting our customers including mergers and acquisitions; 6) our ability to maintain our existing sources of intellectual property-related revenue through our intellectual property, including through licensing, establishing new sources of revenue and protecting our intellectual property from infringement; 7) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergies generally, expectations and timing around our ability to recognize any net sales and our ability to implement changes to our organizational and operational structure efficiently; 8) our global business and exposure to regulatory, political or other developments in various countries or regions, including emerging markets and the associated risks in relation to tax matters and exchange controls, among others; 9) our ability to achieve the anticipated benefits, synergies, cost savings and efficiencies of acquisitions; 10) exchange rate fluctuations, as well as hedging activities; 11) our ability to successfully realize the expectations, plans or benefits related to any future collaboration or business collaboration agreements and patent license agreements or arbitration awards, including income to be received under any collaboration, partnership, agreement or arbitration award; 12) Nokia Technologies’ ability to protect its IPR and to maintain and establish new sources of patent, brand and technology licensing income and IPR-related revenues, particularly in the smartphone market, which may not materialize as planned, 13) our dependence on IPR technologies, including those that we have developed and those that are licensed to us, and the risk of associated IPR-related legal claims, licensing costs and restrictions on use; 14) our exposure to direct and indirect regulation, including economic or trade policies, and the reliability of our governance, internal controls and compliance processes to prevent regulatory penalties in our business or in our joint ventures; 15) our reliance on third-party solutions for data storage and service distribution, which expose us to risks relating to security, regulation and cybersecurity breaches; 16) inefficiencies, breaches, malfunctions or disruptions of information technology systems, or our customers’ security concerns; 17) our exposure to various legal frameworks regulating corruption, fraud, trade policies, and other risk areas, and the possibility of proceedings or investigations that result in fines, penalties or sanctions; 18) adverse developments with respect to customer financing or extended payment terms we provide to customers;

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19) the potential complex tax issues, tax disputes and tax obligations we may face in various jurisdictions, including the risk of obligations to pay additional taxes; 20) our actual or anticipated performance, among other factors, which could reduce our ability to utilize deferred tax assets; 21) our ability to retain, motivate, develop and recruit appropriately skilled employees; 22) disruptions to our manufacturing, service creation, delivery, logistics and supply chain processes, and the risks related to our geographically-concentrated production sites; 23) the impact of litigation, arbitration, agreement-related disputes or product liability allegations associated with our business; 24) our ability to re-establish investment grade rating or maintain our credit ratings; 25) our ability to achieve targeted benefits from, or successfully implement planned transactions, as well as the liabilities related thereto; 26) our involvement in joint ventures and jointly-managed companies; 27) the carrying amount of our goodwill may not be recoverable; 28) uncertainty related to the amount of dividends and equity return we are able to distribute to shareholders for each financial period; 29) pension costs, employee fund-related costs, and healthcare costs; 30) our ability to successfully complete and capitalize on our order backlogs and continue converting our sales pipeline into net sales; and 31) risks related to undersea infrastructure, as well as the risk factors specified on pages 60 to 75 of our 2018 annual report on Form 20-F published on March 21, 2019 under “Operating and financial review and prospects-Risk factors” and in our other filings or documents furnished with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 6, 2020	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Deputy Chief Legal Officer, Corporate

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